
03029341

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Starlight Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 3594 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/18/03

STARLITE

升岡國際有限公司
STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)


SKIP FREE PROTECTION
STARLITE
PORTABLE CD PLAYER
STARLITE
DVD / CD PLAYER
STARLITE
CD/CDR/MP3

年 報

ANNUAL REPORT

董事局

執行董事：
劉錫康
劉錫淇
劉錫澳

獨立非執行董事：
韓相田
何厚鏘

BOARD OF DIRECTORS

Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Independent Non-executive Directors:
Hon Sheung Tin, Peter
Ho Hau Chong, Norman

秘書
李業華

SECRETARY
Peter Lee Yip Wah

核數師
摩斯倫會計師事務所

AUDITORS
Moores Rowland

審核委員會
韓相田
何厚鏘

AUDIT COMMITTEE
Hon Sheung Tin, Peter
Ho Hau Chong, Norman

主要銀行
香港上海滙豐銀行
渣打銀行
恒生銀行有限公司
華比富通銀行
美國亞洲銀行

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Fortis Bank
Bank of America (Asia) Limited

律師
張葉司徒陳律師事務所

SOLICITOR
Vincent T K Cheung, Yap & Co.

香港股票過戶登記處
秘書商業服務有限公司

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Secretaries Limited

註冊辦事處
Cedar House
41 Cedar Avenue
Hamilton, Bermuda

REGISTERED OFFICE
Cedar House
41 Cedar Avenue
Hamilton, Bermuda

主要辦事處
香港
香港仔大道二百三十二號
城都工業大廈五樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

PRINCIPAL OFFICE
5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

茲通告本公司謹訂於二零零三年九月十八日（星期四）下午三時正假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行股東週年大會，以便考慮下列事項：－

一、 省覽截至二零零三年三月三十一日止年度之財務報告與董事局及核數師報告。

二、 宣佈派發末期股息。

三、 重選董事及釐定董事酬金。

四、 續聘核數師及授權董事會釐定其酬金及與此同時，討論及如認為適當時，即通過或經修定後通過下列議案為本公司之普通決議案：－

普通決議案

「**動議**續聘摩斯倫會計師事務所（彼等由本公司董事會委任為核數師以填補於德勤•關黃陳方會計師行辭去核數師職位後之空缺）為本公司之核數師，任期直至下一屆股東週年大會結束時止，彼等之酬金由董事會釐定。」

承董事局命
秘書
李業華

香港，二零零三年七月十五日

附註：

一、 凡有權出席此次大會並可於會上投票之本公司股東，均有權委派一名或多名代表出席及代其投票，受委代表毋須為本公司之股東。

二、 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

三、 本公司將於二零零三年九月十五日（星期一）至二零零三年九月十八日（星期四），包括首尾兩天在內，暫停辦理股份過戶登記手續。為確保收取建議之末期股息之權利，所有填妥之股份過戶表格連同有關之股票，最遲須於二零零三年九月十一日（星期四）下午四時前送達本公司之股份過戶登記處香港分處，秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 18th day of September, 2003 at 3:00 p.m. for the following purposes:–

1. To receive and consider the financial statements for the year ended 31st March, 2003 and the reports of the directors and auditors.

2. To declare a final dividend.

3. To re-elect directors and to fix the remuneration of directors.

4. To re-appoint auditors and authorise directors to fix their remuneration and in this connection, to consider and if thought fit, pass with or without amendments, the following resolution as an ordinary resolution of the Company:–

ORDINARY RESOLUTION

"**THAT** Moores Rowland, who were appointed as auditors by the directors of the Company to fill the casual vacancy occasioned by the resignation of Deloitte Touche Tohmatsu as auditors, be and are hereby re-appointed auditors of the Company to hold office until the next annual general meeting of the Company at a remuneration to be fixed by the board of directors of the Company."

By Order of the Board
Peter LEE Yip Wah
Secretary

Hong Kong, 15th July, 2003

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Head Office and Principal Place of Business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than forty-eight hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Monday, 15th September, 2003 to Thursday, 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 11th September, 2003.



主席劉錫康先生
Chairman, Mr. Lau Sak Hong, Philip

財務業績

截至二零零三年三月三十一日止年度，與上年度比較，營業額增加48%，全年溢利約達61,118,000港元。（二零零二年：虧損39,832,000港元）。

FINANCIAL RESULTS

The Group's turnover for the year ended 31st March, 2003 increased 48% as compared with last year. The net profit for the year approximately amounted to HK$61,118,000 (2002: loss of HK$39,832,000).

末期股息

董事局宣佈派發截至二零零三年三月三十一日止年度之末期股息每股0.5港仙（二零零二年三月三十一日止年度：無）給予於二零零三年九月十五日在股東名冊上之股東。股息單將於二零零三年九月二十六日左右寄予各股東。

FINAL DIVIDEND

The Directors have declared a final dividend of HK0.5 cent per share for the year ended 31st March, 2003 (Year ended 31st March, 2002: Nil) to shareholders on the register of members on 15th September, 2003. Dividend warrants will be sent to the shareholders on or about 26th September, 2003.

業務回顧

電子部門

集團經過零一／零二年度業務上的整固，集中生產基地及精簡架構，增加生產效益，降低生產成本。並重整產品結構，投放科研開支於高科技，高邊際利潤產品並發展多功能多合一獨特系列產品。經過零一／零二年度困難之轉型過渡期，本年度開始為集團收成期，雖在世界經濟疲弱，營商環境困難底下，仍取得驕人業績。集團研製之產品，如六碟可轉換鐳射音響組合，超薄手提鐳射機及電視機／DVD多合一產品系列等，為本年度最受市場歡迎產品。集團努力開拓新客戶，增加銷售額，市場推銷部門，於美國及歐洲市場，爭取得數個新大客戶，以增加集團客戶基礎。歐洲營業額之增長最為顯著，由上年度之佔集團電子產品營業額11%增加至本年度佔營業額之15%。

BUSINESS REVIEW

Electronics Division

Following the consolidation of its operation in the year 2001/2002, the Group's focus is now turn to upgrading production base and rationalizing structure as to enhance its production efficiency with reduced production costs. Moreover, the Group re-structured its products portfolio and allocated resources to research and development of advanced technology. A unique series of products with multi-functions that enjoys high profit margin is developed. After the year 2001/2002, a transitional period before the completion of re-structuring, the Group commenced to enjoy the benefits of the restructuring this year. Despite the global sluggish economic conditions and difficult operating environment, the Group recorded encouraging results. The products developed by the Group, including 6 CD changers music centre, super slim CD portable players and TV video combo series, were the most popular products for the year. In order to enlarge the customer base, the Group has put much effort to identify new clients, promote sales and strengthen marketing team, and also secured certain established new clients in the USA and Europe. The turnover originated from Europe enjoyed the most significant increment and accounted for 15% of the electronics division's turnover as compared with 11% for the last year.

業務回顧－續

電子部門－續

集團集中推銷ODM及集團品牌產品，其邊際利潤比OEM產品為高，本年度ODM及集團品牌營業額與OEM比較，ODM及集團品牌產品約佔60%而OEM則約佔40%。（二零零二年ODM及集團品牌產品約佔40%而OEM則約佔60%）。本年度營業額增長主要為銷售利潤較高之ODM及集團品牌產品。

為提高集團產品之邊際利潤，集團努力增加自製零件之種類及產量，本年度，零件生產部門為集團良好業績之主要貢獻來源。下半年度，中東戰爭使油價急升，與石油相關產品，如塑膠原料等價格急升，影響集團主要零件生產部門—注塑部對集團盈利貢獻大幅下降。

位於美國之附屬公司Cosmo Communications Corporation，本財政年度轉虧為盈後，並錄得業績大幅增長。

證券買賣

於本年度，集團為持有證券投資，作出約14,344,000元未變現虧損準備，本年度之證券買賣，大部份為減持證券投資組合所作之交易。於年結日，證券投資組合已減持至約為40,424,000港元，現時投資氣氛與二零零三年三月三十一日股市情況比較明顯改善。集團相信，此投資組合，於來年對集團不會有負面效果。

BUSINESS REVIEW – continued

Electronics Division – continued

The Group focused on the promotion of products of ODM and its own brand, which enjoy a higher profit margin when compared to OEM products. The products of ODM and the Group's own brand accounted for approximately 60% of the Group's turnover for the year, whilst OEM products accounted for 40% (2002: the products of ODM and the Group's own brand and OEM products accounted for 40% and 60% respectively). The increase of the turnover for the year was mainly attributable to higher profit margin of the products of ODM and the Group's own brand.

In order to promote the profit margin of products, the Group has increased the varieties and production capacity of its parts. Parts production department was the main contributor to the satisfactory results of the Group for the year. In the second half of the year, the surging oil price resulting from the war in the Middle East, and the increase of price of petroleum related products including plastic materials, have significantly reduced the contribution of plastic injection department, to the Group's profit.

Cosmo Communications Corporation, the Group's subsidiary in the USA recorded a great improvement in this year's result, following its upturn from loss making last financial year.

Securities Trading

During the year, the Group has made an unrealized holding loss of HK$14,344,000 in respect of the securities held under other investments. During the year, most of the securities transactions were made to reduce the Group's securities investment portfolio. At the year end, securities investment portfolio were reduced to approximately HK$40,424,000. The current market sentiment has shown manifest improvements since 31st March, 2003. The Group believes that the investment portfolio will have no adverse effect to the Group.

展望

雖然世界經濟仍然疲弱，經營環境亦不明朗，但相信最困難時期已過，集團對電子消費品市場抱審慎樂觀態度。基於下列因素，集團對二零零三／二零零四年度表現，充滿信心。

- 集團評估現時手持訂單及客戶所呈訂貨預計表，相信營業額將有可觀增長。
- 集團新增廠房，已於二零零三年七月投產，可增集團現有產量25%以上。
- 歐洲市場之訂單持續增長，歐洲市場對本集團之貢獻逐步提高。
- 伊拉克戰爭結束後油價立刻回落，塑膠原料價格下降，使集團產品毛利率恢復至正常水平。
- 集團營業額增長主要來自銷售ODM及本身品牌產品，邊際利潤較OEM產品理想。
- 集團於美國之附屬公司Cosmo Communications Corporation（「Cosmo」）取得美國一著名品牌「Audiovox」於加拿大獨家銷售代理權，Cosmo對集團盈利貢獻必然更大。
- 鑑於集團現有生產設施已呈飽和，而客戶訂單及預計各地未來所落之訂單仍有增幅，故管理層已開始在廣東省北部地區研究開設新廠房，以供未來運用。
- 集團現正在安裝及實施一套達世界級資源規劃「ERP」電腦作業系統以促進集團業務擴展計劃及精簡生產工序。
- 集團不斷研發新產品，以供應市場最新需求，一系列新影視產品如電視機／DVD錄影三合一機、DVD／錄影二合一機、電視／DVD／可重寫鐳射光碟組合及含有WMA製式之超薄MP3手提鐳射機推出後，極受市場歡迎。

PROSPECTS

Although the global economic conditions are still sluggish and the operating environment is also uncertain, the Group believes that the most difficult time has passed. The Group is cautious and optimistic at the same time with respect to the market of consumer electronic products. Based on the following factors, the Group is confident of the performances in 2003/2004.

- The Group has assessed the existing orders in hand and the order schedules provided by clients, and believed that considerable growth in turnover will be obtained.
- The new factory of the Group has commenced operation in July 2003 and an increase of 25% or more of the production capacity is expected.
- The number of orders from the market in Europe continues to increase, and the contributions of it to the Group gradually rises.
- Following the end of the war in the Iraq, the oil price plunge, and the price of plastic raw materials also decreased, and the gross profit margin of the Group is back to normal level.
- The growth in turnover of the Group was mainly attributed to the sale of products of ODM and its own brand, which enjoys a better gross profit margin when compared with the products of OEM.
- Cosmo Communications Corporation ("Cosmo"), the subsidiary of the Group in the USA, obtained the exclusive distribution rights in Canada of "Audiovox" brand. The profit contributions of Cosmo is expected to be enormous.
- In view of the Group's production facilities is currently running at full capacity, and it is estimated that the orders from customers and future orders from different areas will increase substantially, the management has conducted feasibility study in relation to set up a new factory in the north Guangdong Province for future use.
- The Group are in process of implementing a world-class ERP system to facilitate our expansion plan and streamline our current production.
- The Group undertook numerous researches for development of new products so as to meet the latest demand in the market. The launch of a series of new audio and visual products, including TV/DVD recorder-in-one, DVD/recorder-in-one, TV/DVD/CDRW system and super-slim portable laser MP3 with WMA format, is well received.

財務狀況

於二零零三年三月三十一日，集團之現金及銀行結存約為55,853,000港元（二零零二年：23,180,000港元），證券及衍生工具投資約為40,424,000港元（二零零二年：52,232,000港元），銀行借貸則約為119,597,000港元（二零零二年：114,109,000港元），借款比率以總負債與股東資金比較為0.63（二零零二年：0.67）。借貸比率若以銀行淨借貸與股東資金比較，則為0.12（二零零二年：0.19）。

FINANCIAL POSITION

As at 31st March, 2003, cash and bank balances were approximately HK$55,853,000 (2002: HK$23,180,000). Investments in securities and derivative instruments approximately amounted to HK$40,424,000 (2002: HK$52,232,000). Bank borrowings were approximately HK$119,597,000 (2002: HK$114,109,000). The gearing ratio based on total borrowings to shareholders' funds was 0.63 (2002: 0.67). The gearing ratio based on total net bank borrowings to shareholders' funds was 0.12 (2002: 0.19).

另外，集團獲得銀行借貸及其他信貸額四億一千六百萬港元，其中一億六千四佰萬已應用。於二零零三年三月三十一日，銀行借貸除約八佰七十萬港元需於一至兩年內到期償還外，其他銀行借貸為即期或一年內到期償還，銀行借貸按當時適用之市場利率計算。

In addition, the Group has available bank loans and other facilities of HK$416 million, out of which only 164 million has been utilized. As at 31st March, 2003, only approximately bank borrowings of HK$8.7 million are repayable within 1 to 2 years, the rest of the bank borrowings are repayable within 1 year or on demand. Bank borrowings bear interest at prevailing market rates.

由於集團絕大部份交易均以美元或港元為結算單位，匯兌風險很低。

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to foreign exchange risk was minimal.

股份結構

本年度內，部份購股權證持有者行使部份購股權，本公司以每股0.10港元發行11,200,000股每股面值0.10港元之股份。本公司亦於香港聯合交易所有限公司以總代價約一佰二十萬港元回購17,010,000股本公司股份。

CAPITAL STRUCTURE

During the year, 11,200,000 of the Company's shares of HK$0.10 each were issued at HK$0.10 per share as a result of the exercise of the certain options of the Company by their holders. The Company also repurchased 17,010,000 of the Company's shares on The Stock Exchange of Hong Kong Limited for an aggregate consideration of approximately HK$1.2 million.

資產抵押

於二零零三年三月三十一日，本集團抵押若干資產及證券，其賬面值約為143,550,000港元（二零零二年：136,988,000港元）作為一般信貸服務及經紀股票戶口之擔保。

PLEDGE OF ASSETS

At 31st March, 2003, the Group pledged certain assets and securities with carrying value of HK$143,550,000 (2002: HK$136,988,000) to secure the general credit facilities and the margin accounts with brokers.

資本開支

於本年度，本集團投資約五千零六十萬港元於固定資產，其中四百三十萬港元用於擴建新廠房，四百二十萬港元用於發展中物業，餘額用於購買機器及儀器。

CAPITAL EXPENDITURE

During the year, the Group invested approximately HK$50.6 million in fixed assets, of which HK$4.3 million was used for construction of new factory plant, HK$4.2 was used for construction of property under development and the balance was used for purchase of plant and machinery and equipments.

於二零零三年三月三十一日，本集團已簽訂資本開支7,819,000港元。

As at 31st March, 2003, the Group has committed capital expenditure of HK$7,819,000.

或然負債

於二零零三年三月三十一日，本公司就附屬公司取得信貸而向銀行及其他融資機構作出約六億七千三百七十萬港元擔保。本集團之可追索銀行貼現票據或然負債約五百九十萬港元，而亦向銀行提供信貸擔保給予發展中物業之買家之按揭借款約達五百七十萬港元。

CONTINGENT LIABILITIES

As at 31st March, 2003, the Company has contingent liabilities in relation to guarantees given to banks and other financial institutions to secure credit facilities granted to certain subsidiaries amounting to approximately HK$673.7 million. The Group had contingent liabilities for bills discounted with recourse of approximately HK$5.9 million and had given guarantee to banks in respect of mortgage loans of the buyers of the property under development of approximately HK$5.7 million.

收購

在本年度，集團並沒有收購或出售附屬公司或聯營公司。

ACQUISITION

During the year, the Group had not acquired or disposed of any subsidiary or associated company.

員工

於二零零三年三月三十一日，本集團擁有員工共8,287人，其中 8,178人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、購股權計劃、在職訓練及訓練資助。

STAFF

As at 31st March, 2003, the Group had a total staff of 8,287 of which 8,178 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

致謝

本人藉此機會謹向本集團全體員工於本年度努力不懈，盡忠職守之表現作衷心致謝。

APPRECIATION

I would like to take this opportunity to express my sincere appreciation to all our staff for their, utmost effect and dedication to the Group during the year.

劉錫康
主席

香港，二零零三年七月十五日

Lau Sak Hong, Philip
Chairman

Hong Kong, 15th July, 2003

執行董事

劉錫康先生，五十五歲，為本集團主席兼董事總經理。彼在本集團已服務三十三年並擁有超過三十三年電子工業之管理經驗。

劉錫淇先生，五十三歲，為劉錫康先生之胞弟，亦為本集團董事，負責本集團於中國之生產管理。其主要職責除管理中國生產業務外，亦負責國內內銷、策劃及開發國內新項目。彼在本集團服務了三十一年。

劉錫澳先生，五十三歲，為劉錫康先生之胞弟，亦為本集團生產管理之董事，負責本集團於中國之生產管理。此外，彼亦負責本集團之研究及開發。彼在本集團服務了三十一年。

EXECUTIVE DIRECTORS

Mr. Lau Sak Hong, Philip, aged 55, is the Chairman and Managing Director of the Group. He has been in the Group for 33 years and has over 33 years of management experience in the electronics industry.

Mr. Lau Sak Kai, Anthony, aged 53, a brother of Mr. Lau Sak Hong, Philip, is the Group's Director responsible for the Group's overall production management in China. His main duties, besides the management of PRC production activities, include the responsibility of local sales in China and the planning and exploitation of new projects in China. He has been in the Group for 31 years.

Mr. Lau Sak Yuk, Andy, aged 53, a brother of Mr. Lau Sak Hong, Philip, is also one of the Group's Production Director responsible for the Group's overall production management in China. In addition, he is in charge of the Research & Development of the Group. He has been in the Group for 31 years.

獨立非執行董事

韓相田先生，六十二歲，彼於一九八八年獲委任為本集團獨立非執行董事。現職為律師，於香港執業超過三十一年。

何厚鏘先生，四十七歲，彼於一九九八年獲委任為本集團獨立非執行董事，持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過二十年管理及地產發展經驗。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hon Sheung Tin, Peter, aged 62, has been an Independent Non-executive Director of the Group since 1988. He has been practising as a solicitor in Hong Kong for over 31 years.

Mr. Ho Hau Chong, Norman, aged 47, has been an Independent Non-executive Director of the Group since 1998, he holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Society of Accountants. He has over 20 years of experience in management and property development.

高級管理層

劉錫鴻先生，四十七歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了九年並擁有十五年以上電子業務經驗。

劉錫海先生，四十四歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了十八年。

SENIOR MANAGEMENT

Mr. Lau Shek Hung, Eric, aged 47, a brother of Mr. Lau Sak Hong, Philip, is the Director of one main subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 9 years and has over 15 years of experience in the electronics field.

Mr. Lau Sek Hoi, Jacky, aged 44, a brother of Mr. Lau Sak Hong, Philip, is the Director of one main subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 18 years.

高級管理層－續

翁懷德先生，五十三歲，於一九八八年加入本集團為總經理，負責本集團之整體公司策劃及管理，兼制定業務政策、公司架構和財務策劃。彼持有一策略財務管理碩士名銜，並為特許秘書及特許市場師，擁有超過三十年業務及行政管理之經驗。

陳寶松先生，五十二歲，於一九八八年加入本集團為財務總監，負責監管本集團會計、財務及公司等事務，彼為專業會計師，並擁有超過二十年審計、商業及財務經驗。

林泓達先生，四十六歲，於二零零零年加入本集團，為Starlight eTech (Holdings) Limited之行政總裁。彼於科技資訊行業，擁有二十五年經驗，特別是在軟件及系統綜合顧問及管理方面。此外，於銷售、推廣、管理、顧問、計劃管理及軟件／系統發展之經驗亦非常豐富。曾任多間跨國資訊公司董事。

SENIOR MANAGEMENT – continued

Mr. Yung Wai Tak, Abraham, aged 53, joined the Group as the General Manager in 1988. He is responsible for setting up the Group's overall corporate planning and management and also plays role in the formulation of business policy, corporate structure and financial planning. He holds a Master of Business Administration in Strategic Financial Management and is a Chartered Secretary and a Chartered Marketer. He has over 30 years of commercial experience in business management and administration.

Mr. Chan Po Chung, Norman, aged 52, joined the Group as a Financial Controller in 1988 for supervising the Group's accounting, financial and corporate aspects. He is a qualified accountant with over 20 years of auditing, commercial and financial experience.

Mr. Lam Wang Tat, Thomas, aged 46, joined the Group as the CEO of Starlight eTech (Holdings) Limited in 2000. He is a 25 year IT veteran, and his background was in software, consulting system integration and management. He has extensive experience in sales, marketing, management, consulting, project management and software/system development. He was formerly a director of various major multinational IT companies.

董事局同寅謹呈覽本公司及其附屬公司(統稱「集團」)截至二零零三年三月三十一日止年度之年報及經審核之財務報告。

The directors present their annual report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31st March, 2003.

主要業務及分類資料

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

The Company is an investment holding company. The subsidiaries of the Company are engaged in the design, manufacture and sale of a wide range of electronic products and in securities trading.

集團之分類資料詳細列於財務報告附註四內。

Details of segment information of the Group were set out in note 4 of the financial statements.

本集團之營業額及對經營溢利貢獻之分析已載於附註4內。

An analysis of the turnover and contribution to profit from operations of the Group is set out in note 4 to the financial statements.

附屬公司

SUBSIDIARIES

截至二零零三年三月三十一日,公司主要附屬公司資料列於財務報告附註39內。

Particulars of the Company's subsidiaries at 31st March, 2003 are set out in note 39 on the financial statements.

業績

RESULTS

截至二零零三年三月三十一日止年度之本集團業績載於第22頁之綜合損益表。

The results of the Group for the year ended 31st March, 2003 are set out in the consolidated income statement on page 22.

股息

DIVIDEND

董事局已宣派中期股息0.2港仙並於二零零三年二月十日派發。董事局建議分派末期股息每股0.5港仙。

The directors have declared an interim dividend of HK0.2 cent per share which was paid on 10th February, 2003. The directors recommend the payment of a final dividend of HK0.5 cent per share.

財務概要

FINANCIAL SUMMARY

本集團過去五個財政年度之財務概要已載於第84頁及85頁內。

A 5 year financial summary of the Group is set out on pages 84 and 85.

股本

SHARE CAPITAL

本年度內,本公司在香港聯合交易所有限公司購回本公司之股份共17,010,000股,董事局認為當時公司股票交易價格以每股淨資產值折扣交易,回購股份會增加本公司之每股資產淨值。本公司亦因行使購股權而發行11,200,000股新股份。

During the year, the Company repurchased a total of 17,010,000 of its own shares on The Stock Exchange of Hong Kong Limited. The directors considered that, as the Company's shares were trading at a discount to the net assets value per share, the repurchases would increase the net asset value per share of the Company. The Company also issued 11,200,000 new shares as a result of the exercise of share options.

股本之變動情況載於財務報告附註26內。

Details of the movements in share capital are set out in note 26 to the financial statements.

股本－續

本公司之優先認股權於本年度內之變動，已載於財務報告附註27內。

儲備

本集團及本公司於本年度儲備變動情況列於財務報告附註28內。本公司在二零零三年三月三十一日可分派儲備為104,763,000港元（二零零二年：115,508,000港元）。

投資物業

在年結日，本集團將其投資物業重估，重估所產生之1,490,000港元虧損計入綜合收益表中。有關本集團之投資物業詳請，已載於財務報告附註13內。

物業、機器及儀器

本年度，本集團為擴張業務而購入之物業、機器及儀器約為46,430,000港元。上述及其他有關本集團物業、機器及儀器於本年度內之變動及詳情，已載於財務報告附註14內。

慈善捐款

於今年度本集團沒有慈善捐款（二零零二年：無）。

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

獨立非執行董事：
何厚鏘
韓相田

韓相田先生將依照本公司之細則82於即將召開之股東週年大會輪值告退，及有資格膺選連任。

SHARE CAPITAL – continued

Details of share options of the Company outstanding during the year are set out in note 27 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the financial statements. The Company had distributable reserves of HK$104,763,000 as at 31st March, 2003 (2002: HK$115,508,000).

INVESTMENT PROPERTIES

At balance sheet date, the Group revalued its investment properties. The corresponding deficit arising on revaluation of HK$1,490,000 was debited to the consolidated income statement. Details of investment properties of the Group are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$46,430,000 to expand its business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

CHARITABLE DONATIONS

No donation was made by the Group during the year (2002: Nil).

DIRECTORS AND SERVICE CONTRACTS

The directors during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Independent non-executive directors:
Ho Hau Chong, Norman
Hon Sheung Tin, Peter

In accordance with the Company's bye-law 82, Hon Sheung Tin, Peter retires by rotation and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

董事及董事服務合約－續

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償（法定賠償除外）而終止之服務合約。

DIRECTORS AND SERVICE CONTRACTS – continued

No director being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

獨立非執行董事之委任期限乃依照本公司細則用輪值告退方法委任。

The independent non-executive directors are appointed for a term subject to retirement by rotation as required by the Company's bye-laws.

董事之合約利益及關連交易

於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之證券權益

在二零零三年三月三十一日，根據證券（公開權益）條例（「公開權益條例」）第29條而載於登記名冊內之各董事於本公司股份中擁有之權益如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 31st March, 2003, the interests of the directors in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

		持有本公司股份數目 Number of shares of the Company held		
		個人權益 Personal interests	公司權益 Corporate interests	其他權益 Other interests
執行董事：	**Executive directors:**			
劉錫康	Lau Sak Hong, Philip	198,786,288	12,072,360 (a)	670,546,202 (c)
		–	40,401,660 (b)	–
劉錫淇	Lau Sak Kai, Anthony	149,063,718	12,072,360 (a)	–
		–	40,401,660 (b)	–
劉錫澳	Lau Sak Yuk, Andy	140,236,434	12,072,360 (a)	–
		–	40,401,660 (b)	–
獨立非執行董事：	**Independent non-executive directors:**			
何厚鏘	Ho Hau Chong, Norman	–	–	–
韓相田	Hon Sheung Tin, Peter	778,580	–	–

董事之證券權益－續

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

此外，其他劉氏家族成員共持有20,758,460股股份。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，並未有任何董事於本公司或依據公開權益條例定義下之有關公司擁有權益。

購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃，董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

DIRECTORS' INTERESTS IN SECURITIES – continued

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family").

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau family.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

In addition, other members of the Lau family held an aggregate of 20,758,460 shares.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, no director held any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEME

Under the Company's share option scheme ("Old Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, the directors might grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

購股權計劃－續

舊計劃已於二零零一年四月六日到期，由此，沒有購股權可根據此舊計劃授出。根據舊計劃已授出之購股權仍然有效。於二零零三年三月三十一日年度，根據舊計劃已授予之購股權變動情況如下：

SHARE OPTION SCHEME – continued

The Old Scheme was expired on 6th April, 2001 and thereafter, no more option can be granted pursuant to the Old Scheme. In respect of the options granted under the Old Scheme, the provisions shall remain in force. Movement of the options granted pursuant to the Old Scheme during the year ended 31st March, 2003 is as follows:

授予人姓名 Name of grantee	授予日期 Date of grant	行使價 Exercise price 港元 HK$	於二零零二年四月一日之購股權數目 Number of option shares outstanding at 1.4.2002	於本年度購股權失效數目 Number of option shares lapsed during the year	於本年度行使購股權數目 Number of option shares exercised during the year	於二零零三年三月三十一日購股權數目 Number of option shares at 31.3.2003
劉錫康 Lau Sak Hong, Philip	21.8.1997	0.12244	33,750,000	33,750,000	–	–
	1.4.1998	0.10000	5,200,000	–	5,200,000	–
劉錫淇 Lau Sak Kai, Anthony	1.4.1998	0.10000	17,200,000	14,200,000	3,000,000	–
劉錫澳 Lau Sak Yuk, Andy	1.4.1998	0.10000	17,200,000	14,200,000	3,000,000	–
			73,350,000	62,150,000	11,200,000	–
僱員 Employees	2.7.1999	0.10000	43,645,056	–	–	43,645,056
			116,995,056	62,150,000	11,200,000	43,645,056

行使購股權當日之前一日，加權平均收市價為每股0.101港元。

The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.101.

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之優先認股權計劃「新計劃」。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與新計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

A new share option scheme ("New Scheme") was approved and adopted at the special general meeting of the Company held on 12th September, 2002 for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the New Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

購股權計劃－續

根據新計劃連同公司其他購股權計劃，購股權最高可授出股份之總數，不得超過於新計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過當時已發行股份之30%。

於購股權授出之日的12個月內，各參與者（主要股東，獨立非執行董事及其親屬除外）非獲行使而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權限內任何時間行使購股權。

購股權之股份認購價由董事局決定，惟有關價格不得低過於授予購股權當日，股份之收市價，或緊接授出日期前五個交易日股份平均收市價，或股份於授出日期之面值。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

於本年度根據新計劃並沒有授出任何購股權。

主要股東

在二零零三年三月三十一日，按本公司根據公開權益條例16(1)條而設存之主要股東登記名冊上所載，除上述董事所披露之權益外，概無任何人士通知本公司其擁有本公司10%或以上之已發行股本。

SHARE OPTION SCHEME – continued

The maximum number of shares options which may be issued upon exercise of all options to be granted under this New Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% of the share while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the share in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 months period up to the date of the grant shall not exceed 1% of the share in issue.

The option period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but shall be no less than the highest of the closing price of the share on the offer date, the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or the nominal value of the shares on the offer date.

The consideration for the grant is HK$1 and it shall in no circumstance be refundable.

No share option was granted pursuant to the New Scheme during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31st March, 2003, the register of substantial shareholders maintained by the Company pursuant to Section 16 (1) of the SDI Ordinance showed that, other than the interests disclosed above in respect of the directors, the Company had not been notified of any interests representing 10% or more of the Company's issued share capital.

購買、出售或贖回上市證券

本年度內，本公司在香港聯合交易所有限公司（「聯交所」）購回本公司股份詳情如下：

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased shares of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") as follows:

月份	Month	購回股份數目 Number of shares	每股價格 Price per share		總額 Aggregate Consideration
			最低價 Lowest	最高價 Highest	
			港元 *HK$*	港元 *HK$*	港元 *HK$*
二零零二年八月	August 2002	2,120,000	0.045	0.049	97,790
二零零二年九月	September 2002	4,240,000	0.041	0.047	190,030
二零零二年十月	October 2002	1,510,000	0.038	0.044	62,370
二零零二年十一月	November 2002	630,000	0.042	0.043	26,760
二零零三年一月	January 2003	2,870,000	0.081	0.089	247,810
二零零三年二月	February 2003	1,540,000	0.092	0.097	144,980
二零零三年三月	March 2003	4,100,000	0.090	0.105	395,300
		17,010,000			1,165,040

該等購回股份已全部註銷，而本公司已發行股本之面值亦相應減低。購回股份之折扣總額已轉入累計溢利。而相等於購回及註銷股份面值則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was credited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

最佳應用守則

本公司在本年度內，均遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則中有關須匯報遵守情況之段落。

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

股份優先購買權

本公司之公司細則或百慕達法例均無對優先購買權作出任何限制，故本公司毋需按比例向現有股東發售新股。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

主要供應商與客戶

本集團最大及首5間最大之客戶分別佔本集團營業總額26%及64%。

本集團最大及首5間最大之供應商分別佔本集團購貨總額15%及34%。

本公司各董事,其聯繫人士或據本公司董事所知悉擁有本公司已發行股本逾5%之股東,概無擁有本集團之首五大客戶或供應商之實益權益。

核數師

於本年度,核數師德勤。關黃陳方會計師行辭任及摩斯倫會計師行獲委任為本公司的核數師。

本公司之股東週年大會上將提呈決議案,重新委聘摩斯倫會計師行為本公司之核數師。

承董事局命
主席
劉錫康

香港,二零零三年七月十五日

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 26% and 64% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 15% and 34% respectively of the Group's total purchases for the year.

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

AUDITORS

During the year, the auditors Messrs Deloitte Touche Tohmatsu resigned and Messrs Moores Rowland were appointed auditors of the Company.

A resolution will be submitted to the annual general meeting to re-appoint Messrs Moores Rowland as auditors of the Company.

On behalf of the Board
Lau Sak Hong, Philip
CHAIRMAN

15th July, 2003



摩斯倫會計師事務所

34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong

Telephone (852) 2909 5555
Facsimile (852) 2810 0032

E-mail: office@mooresrowland.com.hk
Web Site: www.mooresrowland.com.hk

致Starlight International Holdings Limited
(升岡國際有限公司)
全體股東
(於百慕達註冊成立之有限公司)

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

本核數師行已完成審核載於第22頁至83頁按照香港普遍接納之會計準則編製之財務報告。

We have audited the financial statements on pages 22 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平之財務報告。在編製該等財務報告時,董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果,對該等財務報告表達獨立的意見,並向股東作出報告。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報告時所作之重大估計和判斷及所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及是否貫徹應用並足夠地披露該等會計政策。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述之財務報告均真實與公平地反映 貴公司及 貴集團於二零零三年三月三十一日之財政狀況及 貴集團截至該日止年度之溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

摩斯倫會計師事務所
英國特許會計師
執業會計師

香港
二零零三年七月十五日

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong
15th July, 2003

截至二零零三年三月三十一日止年度 For the year ended 31st March, 2003

		附註 Note	2003 千港元 HK$'000	2002 千港元 HK$'000
營業額	Turnover	4	**1,379,372**	932,781
銷售成本	Cost of sales		**(1,185,825)**	(850,140)
毛利	Gross profit		**193,547**	82,641
其他收益	Other operating income	5	**17,367**	17,436
分銷成本	Distribution costs		**(53,771)**	(31,826)
行政費用	Administrative expenses		**(68,699)**	(89,185)
發展中物業回撥（已確認）減值虧損	Impairment loss written back (recognised) in respect of properties under development		**4,656**	(3,155)
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities		**(6,500)**	(2,965)
其他投資之未變現虧損	Unrealised holding loss on other investments		**(14,344)**	(5,295)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries		**(1,658)**	(392)
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**–**	3,155
投資物業重估（虧損）盈餘	(Deficit) Surplus on revaluation of investment properties		**(1,490)**	270
經營溢利（虧損）	Profit (Loss) from operations	6	**69,108**	(29,316)
融資成本	Finance costs	8	**(7,304)**	(9,066)
應佔聯營公司虧損	Share of losses of associates		**(379)**	(1,495)
除稅前經常業務溢利（虧損）	Profit (Loss) from ordinary activities before taxation		**61,425**	(39,877)
稅項	Taxation	9	**(218)**	(242)
未扣除少數股東權益前溢利（虧損）	Profit (Loss) before minority interests		**61,207**	(40,119)
少數股東權益	Minority interests		**(89)**	287
本年度溢利（虧損）淨額	Net profit (loss) for the year	10	**61,118**	(39,832)
股息	Dividends	11	**18,775**	–
每股溢利（虧損）－基本	Earnings (Loss) per share – Basic	12	**2.3 cents 港仙**	(1.5) cents 港仙

		附註 Note	2003 千港元 HK$'000	2002 千港元 HK$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
投資物業	Investment properties	13	**43,760**	45,250
物業、機器及儀器	Property, plant and equipment	14	**251,244**	241,180
發展中物業	Properties under development	15	**37,859**	29,000
商譽	Goodwill	16	**14,525**	16,183
負商譽	Negative goodwill	17	**(3,844)**	(3,844)
應佔聯營公司權益	Interest in associates	19	**2,384**	2,663
證券投資	Investments in securities	20	**26,181**	32,681
			372,109	363,113
流動資產	Current assets			
存貨	Inventories	21	**236,720**	207,691
應收賬項、按金及預付款項	Debtors, deposits and prepayments	22	**172,356**	151,473
可收回稅款	Taxation recoverable		**254**	352
證券投資	Investments in securities	20	**40,424**	52,232
應收聯營公司賬項	Amounts due from associates		**3,000**	3,649
銀行結存及現金	Bank balances and cash		**55,853**	23,180
			508,607	438,577
流動負債	Current liabilities			
應付賬項及應計費用	Creditors and accrued charges	23	**202,790**	203,026
客戶按金	Customers' deposits		**14,917**	308
應付聯營公司賬項	Amount due to an associate		**2,800**	2,800
應付稅項	Taxation payable		**659**	–
一年內到期之貸款	Borrowings – amount due within one year	24	**110,847**	95,509
一年內到期之租購合約承擔	Obligations under a hire purchase contract – amount due within one year	25	**60**	53
			332,073	301,696
流動資產淨值	Net current assets		**176,534**	136,881
總資產減流動負債總額	Total assets less current liabilities		**548,643**	499,994
少數股東權益	Minority interests		**547**	458

		附註 Note	2003 千港元 HK$'000	2002 千港元 HK$'000
非流動負債	Non-current liabilities			
一年後到期之貸款	Borrowings – amount due after one year	24	**8,750**	18,600
一年後到期之租購合約承擔	Obligations under a hire purchase contract – amount due after one year	25	**62**	122
			8,812	18,722
資產淨值	Net assets		**539,284**	480,814
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	26	**268,742**	269,323
儲備	Reserves	28	**270,542**	211,491
股東資金	Shareholders' funds		**539,284**	480,814

第22頁至83頁所載之財務報告書，經於二零零三年七月十五日由董事局核准及授權刊發，並由下列董事代表簽署：

The financial statements on pages 22 to 83 were approved and authorised for issue by the Board of Directors on 15th July, 2003 and are signed on its behalf by:

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

		附註 Note	2003 千港元 HK$'000	2002 千港元 HK$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
應佔附屬公司權益	Interest in subsidiaries	18	**551,878**	549,721
證券投資	Investments in securities	20	**1,141**	5,141
			553,019	554,862
流動資產	Current assets			
應收賬項、按金及預付款項	Debtors, deposits and prepayments		**600**	–
應收聯營公司賬項	Amounts due from group associates		**2,800**	3,649
銀行結存及現金	Bank balances and cash		**711**	137
			4,111	3,786
流動負債	Current liabilities			
應付賬款及應計費用	Creditors and accrued charges		**515**	481
流動資產淨額	Net current assets		**3,596**	3,305
總資產減流動負債	Total assets less current liabilities		**556,615**	558,167
非流動負債	Non-current liabilities			
應付附屬公司賬項	Amounts due to subsidiaries		**85,635**	77,562
資產淨值	Net assets		**470,980**	480,605
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	26	**268,742**	269,323
儲備	Reserves	28	**202,238**	211,282
股東資金	Shareholders' funds		**470,980**	480,605

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

		2003 千港元 HK$'000	2002 千港元 HK$'000
期初餘額－股東權益總額	Opening balances – Total equity	**480,814**	522,104
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	**1,872**	(1,207)
少數股東應佔儲備變動	Minority shareholders share of changes in reserves	**899**	(5)
綜合損益表中未確認之淨溢利(虧損)	Net gains (losses) not recognised in the consolidated income statement	**2,771**	(1,212)
行使購股權而發行之股份	Issue of shares upon exercise of share options	**1,120**	–
行使認股權證而發行之股份	Issue of shares upon exercise of warrants	**–**	3,367
回購股份	Repurchase of shares	**(1,701)**	(3,364)
行使認股權證而發行股份時所產生之溢價	Premium arising from issue of shares on exercise of warrants	**–**	1,010
贖回股份之溢價	Premium on redemption of shares	**(3)**	(1,259)
贖回股份之折扣	Discount on redemption of shares	**539**	–
二零零三年度已付中期股息	2003 interim dividend paid	**(5,374)**	–
本年度淨溢利(虧損)(*附註10*)	Net profit (loss) for the year (*Note 10*)	**61,118**	(39,832)
		55,699	(40,078)
期末餘額－股東權益總額	**Closing balances – Total equity**	**539,284**	480,814

		附註 Note	2003 千港元 HK$'000	2002 千港元 HK$'000
經營業務	OPERATING ACTIVITIES			
營運產生之現金	Cash generated from operations	29	**88,532**	70,052
退回(已支付)香港利得稅	Hong Kong Profits Tax refunded (paid)		**236**	(430)
在其他司法區稅款退回	Taxation in other jurisdictions refunded		**303**	88
已付銀行及其他貸款利息	Interest on bank and other borrowings paid		**(7,287)**	(9,210)
已付一租購合約承擔之利息	Interest on obligations under a hire purchase contract paid		**(17)**	(24)
經營業務所得之現金淨額	Net cash from operating activities		**81,767**	60,476
投資業務	INVESTING ACTIVITIES			
已收利息	Interest received		**119**	1,187
其他投資之股息收入	Dividend income from other investments		**616**	1,122
已派一附屬公司少數股東股息	Dividend paid to minority shareholders of a subsidiary		**–**	(128)
購買物業、機器及儀器款項	Purchase of property, plant and equipment		**(46,430)**	(40,059)
購入附屬公司(淨現金收購扣除購入公司之現金結餘)	Purchase of subsidiaries (net of cash and cash equivalents acquired)		**–**	(3,647)
貸款予聯營公司	Advances to associates		**(100)**	(250)
發展中物業費用支出	Expenditure on properties under development		**(4,203)**	(148)
增購一附屬公司額外權益繳付之代價	Consideration paid on acquisition of additional interest in a subsidiary		**–**	(140)
聯營公司償還借款	Repayments from associates		**–**	8,864
出售物業、機器及儀器所得款項	Proceeds from disposal of property, plant and equipment		**885**	467
投資業務所用之現金淨額	NET CASH USED IN INVESTING ACTIVITIES		**(49,113)**	(32,732)

		附註 Note	2003 千港元 HK$'000	2002 千港元 HK$'000
融資活動	FINANCING ACTIVITIES			
已支付股息	Dividend paid		**(5,374)**	–
銀行及其他貸款流出之現金淨額	Net cash outflow from bank and other loans		**(35,240)**	(35,324)
購回股份包括佣金費用	Repurchases of shares including brokerage expenses		**(1,178)**	(4,647)
償還一租購合約之承擔	Repayment of obligations under a hire purchase contract		**(53)**	(46)
信託收據及入口貸款流入之現金淨額	Net cash inflow from trust receipts and import loans		**25,042**	6,105
債權貼現貸款流入之現金淨額	Net cash inflow from debt factoring loans		**11,713**	1,949
附屬公司之少數股東權益	Capital contributed by minority shareholders of a subsidiary		**–**	379
因行使購股權而發行股份之所得款項	Proceeds from issue of shares on exercise of share options		**1,120**	–
融資活動所用之現金淨額	NET CASH USED IN FINANCING ACTIVITIES		**(3,970)**	(31,584)
現金及現金等值之增加(減少)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**28,684**	(3,840)
年初現金及現金等值金額	CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**21,662**	25,495
外滙兌換率改變之影響	EFFECT OF FOREIGN EXCHANGE RATES CHANGES		**16**	7
年終現金及現金等值金額	CASH AND CASH EQUIVALENTS AT END OF THE YEAR	30	**50,362**	21,662

1. 概述

本公司乃一間於百慕達註冊成立之上市有限公司。

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

2. 採納新頒佈及經修訂之會計實務準則

本年度，本集團採納一系列由香港會計師公會新頒佈及經修訂之會計實務準則，並於本年度之財務報告內首次生效。採納新頒佈及經修訂之會計實務準則需修訂集團現金流量報表資料披露方式及新增權益變動表，但這些變更對今年度或以前年度之業績沒有重大影響。因此，無需作出以前年度調整。採納新頒佈及經修訂之會計實務準則引致之影響詳列如下：

為採納會計實務準則第一號（經修訂）：「財務報表之呈列方式」。集團採納新的報表「權益變動報表」代替包括在過往財務報表中之「已確認盈虧報表」。新報表列明當年之股東權益項目之變動，包括發行股本、儲備及累計溢利。

會計實務準則第十一號（經修訂）「外幣換算方法」，取消了以往可按年結日滙率換算香港以外附屬公司之損益表之選擇。修訂後，該等附屬公司之損益表須以平均滙率換算。這個會計政策之改變對今年度或以前年度之業績沒有重大影響。

1. GENERAL

The Company is a listed public limited company incorporated in Bermuda.

The Company is an investment holding company. The subsidiaries of the Company are engaged in the design, manufacture and sale of a wide range of electronic products and in securities trading.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA"). The adoption of these SSAPs has resulted in a change of presentation of the cash flow statement and the introduction of the statement of changes in equity, but has had no material effect on the results for the current or prior accounting year. Accordingly, no prior period adjustment has been required. Further details of the impact on the adoption of these new and revised SSAPs are as follows:

In order to comply with the revised requirements of SSAP 1 (Revised) "Presentation of Financial Statements", the Group adopts the new statement "Statement of changes in equity" which replaces the "Statement of recognised gains and losses" included in previous financial statements. The new statement reconciles the movement during the year of components of shareholders' equity, including issued capital, reserves and accumulated profits.

The revisions to SSAP 11 (Revised) "Foreign Currency Translation" have eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the year. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

2. 採納新頒佈及經修訂之會計實務準則－續

會計實務準則第十五號（經修訂）「現金流量表」，現金流量分為三個項目－經營業務、投資業務及融資活動，而非如以往般分為五個項目。稅項、利息及股息在以前年度是以個別項目呈報，現在重新分類。利息支出及已支付股息分別列於經營業務及融資活動。利息收入及股息收入列於投資業務。利得稅之現金流量列於經營業務。比較數字亦作出重列以貫徹呈報方式。

會計實務準則第三十四號「僱員福利」，引入僱員福利計算準則，包括退休福利計劃。採納這會計準則對今年或以前會計年度沒有重大影響。

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE – continued

Under SSAP 15 (Revised) "Cash Flow Statements", cash flows are classified under three headings-operating, investing and financing, rather than the previous five headings. Taxation, interest and dividends, which were previously presented under separate headings, are reclassified. Interest paid and dividends paid are classified as operating and financing cash flows respectively. Interest received and dividends received are classified as investing activities. Cash flow arising from taxes on income are classified as operating activities. Comparative amounts have also been reclassified in order to achieve a consistent presentation.

SSAP 34 "Employee Benefits" introduces measurement rules for employee benefits, including retirement benefit plans. The adoption of this SSAP has not had any material effect on the results for the current or prior accounting periods.

3. 主要會計準則

本財務報告乃根據歷史成本常規法編製，並就若干投資物業及證券投資之重估而予以修訂，亦根據香港普通接納之會計準則編製。所採納之主要會計政策載列如下：

綜合賬目準則

綜合財務報告乃將本公司及其附屬公司（統稱「集團」）截至每年三月三十一日止之財務報告合併。

本年度所購入或出售之附屬公司之業績，已分別由購入有效日期起及截至出售有效日期止計入綜合損益表內。

少數股東應佔附屬公司之任何累積虧損超逾其投入資本之數額已在本集團溢利內扣除。附屬公司所有以後之溢利均全計入本集團之收入，直至本集團之前所分攤少數股東應佔之虧損已收回。

本集團內各公司之間所有重要交易及結餘經已於編製綜合賬目時被撇除。

商譽

收購所產生之商譽指收購成本超出本集團分佔該附屬公司或聯營公司在收購日之可認定資產及負債公允價值之數額及按照其估計可用最高二十年期攤銷。於二零零一年四月一日後就收購所產生之商譽將確認為資產或計入聯營公司賬面值內。

在二零零一年四月一日前收購產生之商譽繼續列於儲備中，待於出售附屬公司或聯營公司或於商譽被確認為減值時於損益表中扣除。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporated the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") made up to 31st March each year.

The results of subsidiaries acquired and disposed of during the year are included in the consolidated income statement from and up to their effective dates of acquisition and disposal respectively.

The minority shareholders' share of any accumulated deficit incurred by subsidiaries in excess of their capital contribution is charged against the profits of the Group. The income of the Group is credited with all subsequent profits reported by the subsidiaries until the minority interest's share of the deficit previously absorbed by the Group has been recovered.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition and amortised on a straight line basis over its estimated economic useful life of a maximum period of 20 years. Goodwill arising on acquisition of subsidiaries or associate after 1st April, 2001 is recognised as an asset or included in the carrying value of associate.

Goodwill arising on acquisition prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

3. 主要會計準則－續

負商譽

負商譽乃指本集團分佔該附屬公司或聯營公司在收購日期可認定資產及負債之公允價值超出收購成本之數額。

在二零零一年四月一日前收購產生之負商譽列於儲備中，待於出售附屬公司或聯營公司時在損益表中確認為收入。在二零零一年四月一日後因收購而產生之負商譽須於資產中或聯營公司賬面值扣除，並於分析引致負商譽之情況後確認為收入。倘負商譽乃關於收購計劃所納入且能可靠計算之預期未來虧損及開支，則該部份之負商譽將於確認未來虧損及開支時在綜合損益表中確認為收入。其餘的負商譽乃以有系統基準按所收購之可折舊／可攤銷資產之餘下平均可用年限於綜合損益表中予以確認。負商譽之數額高於所收購非貨幣資產，則即時確認為收入。

收入確認

貨品銷售乃於貨品付運及擁有權轉讓後確認入賬。出售短期投資之收入於出售合同完成後入賬。

投資於衍生工具之收益（虧損）按有關之合約屆滿後予以確認。

利息收入按未償還本金之金額及適用利率以時間比例基準累計。

股息收入乃於股東已確定收取股息之權利後予以確認。

佣金收入乃於有關服務完成後確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Negative goodwill

Negative goodwill represents the excess of the Group's interest in fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st April, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or associate. Negative goodwill arising on acquisition after 1st April, 2001 is presented as a deduction from assets or carrying value of associate and will be released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed. Sales of investments in securities are recognised when the sales contracts are completed.

Gain (Loss) on investments in derivative instruments is recognised when the terms of the relevant contract are expired.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Commission income is recognised when services are rendered.

3. **主要會計準則－續**

收入確認－續

租金收入，包括預先收取經營租賃物業所得之租金，以直線法按有關租賃年期確認。

物業發展銷售收益確認乃根據簽訂銷售合約或當有關物業之入伙許可書由有關之政府部門簽發，以較後者為準。在這時期前已收取由購買者支付的金額記錄為已收銷售物業訂金並列作流動負債。

借貸成本

借貸成本直接用於購買、建設或建造符合資產定義之資產，而該等資產在投入預定用途或出售需要一段長時間，信貸成本資本化列作該資產之部份成本。該等借貸成本於資產大致完成準備投入預定用途或出售時終止撥作資本。

一切其他借貸成本於產生時入賬列為開支。

租賃及租購合約

凡將資產所有權之大部份風險及回報轉予本集團之租約，均列為財務租賃。根據財務租賃及租購合約持有之資產乃按訂立租約當日之公平價值或最低租金承擔之現值，以較低為準，撥作資產。財務租賃及租購合約承擔之未償還本金部分乃列作本集團之債務。財務成本乃指財務租賃及租購合約承擔總額與訂立租約時所購入之公平資產值間之差額，乃按各財務租賃及租購合約之年期計算而成的不變週期比率，於每年債務餘額上自損益表內扣除。

一切其他租約均列為營業租約，應付及應收之租金均以直線法按租約年期於損益表內確認。

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Revenue recognition – continued

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Income from properties developed for sale is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are expensed when they are incurred.

Leases and hire purchase contracts

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases and hire purchase contracts are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments at the dates of acquisition. The principal portions of the corresponding leasing and hire purchase commitments net of interest charges are shown as obligations of the Group. Finance costs, which represent the difference between the total leasing and hire purchase commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases and hire purchase contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable and receivable are recognised in the income statement on a straight line basis over the relevant lease terms.

3. 主要會計準則－續

投資物業

投資物業乃指就其投資潛力而持有之已落成物業，其租金乃在公平磋商原則下訂定。

投資物業乃依據於結算日獨立專業估值之公開市值入賬。任何因重估投資物業而產生之盈餘或虧損，會於投資物業重估儲備中計入或抵銷，除非該儲備不足以填補按組合基準計算之虧損，則虧損之餘額會在損益表內扣除。倘虧損於收益表中扣除後出現重估盈餘，該等盈餘將計入損益表，惟數額以之前扣除之虧損為限。

當出售投資物業，該物業所佔投資物業重估儲備餘額即轉撥往損益表。

以租賃持有而尚餘年期（包括重續時期）為二十年以上之投資物業不予提折舊。

物業、機器及儀器

物業、機器及儀器，在建工程除外，按成本值或估價值減折舊及累積減值虧損入賬。

物業、機器及儀器之成本包括購買價及直接支付有關資產達至預期使用條件及地點之費用。對於重修資產達至正常運作條件之主要支出於損益表內確認。資產改善支出則資本化並以預期可使用年期折舊。

資產於出售或廢置時所產生之收益或虧損乃指資產之銷售收益與其賬面值之差額，並於損益表內確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income derived therefrom being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit on a portfolio basis, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties which are held on leases with unexpired terms, including the renewal period, of more than twenty years.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the estimate net sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. 主要會計準則－續

物業、機器及儀器－續

本集團於一九九一年重估某些土地及樓宇，這些資產因重估而產生之盈餘將計入其他物業重估儲備內。倘若這些物業賬面淨值減少之數額超過因對上一次重估而於其他物業重估儲備中持有之盈餘（如有），則該減少之數額將自損益表內扣除。在出售資產後，於往年未轉撥至累計溢利之應佔重估盈餘將轉撥至累計溢利。

座落香港之租約土地乃根據香港會計師公會頒佈之會計實務準則第十七號「物業、機器及儀器」之安排，按租約之尚餘年期以直線法按預期基礎攤銷。

座落香港之租約樓宇之成本值或估價值按四十年以每年等份作出折舊。座落香港以外之中期租約土地及樓宇之成本按五十年或租約之尚餘年期，以年期較短者為準，以每年等份攤銷。

在建工程乃按成本列賬。成本包括發展成本及該項工程之其他直接成本。在建工程並無折舊。於建築完成時，該等資產會分類為物業、機器及儀器之適當類別。

其他物業、機器及儀器之折舊均按其預計可使用年期，以遞減除額法按下列年率撇銷其成本值：

電腦設備	25%
傢俬、裝置及設備	10-25%
汽車	20-25%
廠房及機器	15-30%

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Certain of the Group's land and buildings were revalued in 1991 and the surplus arising on revaluation of those assets was credited to the other property revaluation reserve. Any decrease in net carrying amount of those properties in the future will be charged to the income statement to the extent that it exceeds the surplus, if any, held in the other property revaluation reserve relating to previous revaluation of that particular asset. On the subsequent sale of assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years will be transferred to accumulated profits.

Leasehold land in Hong Kong is amortised on a straight line basis over the remaining unexpired terms of the leases on a prospective basis in accordance with SSAP 17 "Property, plant and equipment" issued by the HKSA.

The cost or valuation of leasehold buildings in Hong Kong is depreciated over forty years by equal annual installments. The cost of medium term leasehold land and buildings outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases, by equal annual installments.

Construction in progress is stated at cost. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method, at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10-25%
Motor vehicles	20-25%
Plant and machinery	15-30%

3. 主要會計準則－續

物業、機器及儀器－續

以財務租賃方式持有之資產均按其預計可使用年期或租賃年期，以年期較短者為準，以自置資產相同之基準予以折舊。

以租購合約方式持有之資產均按其預計可使用年期，以本集團自置資產相同之基準予以折舊。

發展中物業

發展中物業乃按成本扣除減值虧損額列賬。成本包括發展中之土地費用連同直接成本包括發展物業應佔之借貸成本。

附屬公司之投資

附屬公司之投資乃按賬面值減任何已確認減值虧損後列於本公司資產負債表內。

聯營公司之投資

綜合損益表包括本集團本年度應佔聯營公司由收購有效日後之業績；而綜合資產負債表內之聯營公司權益則按本集團應佔聯營公司之資產列賬。

共同控制營運之投資

本集團訂定一項合營協議，據此達成共同控制營運業務。共同控制營運業務內之資產及負債根據其性質以權債發生制之原則在有相關公司之資產負債表內確定。在確定共同控制營運業務之收益及其相關之開支可會帶來經濟收益時，本集團把分佔之收益入賬。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價減除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under development

Properties under development are stated at cost less accumulated impairment losses. Cost comprises the cost of land under development together with the direct costs including borrowing costs attributable to the development of the properties.

Investments in subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at carrying value less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates.

Interest in jointly controlled operations

Where a group company undertakes its activities under joint venture arrangement directly constituted as jointly controlled operations, the assets and liabilities arising from those jointly controlled operations are recognised in the balance sheet of the relevant company on an accrual basis and classified according to the nature of the item. The Group's share of the income from jointly controlled operations together with the expenses incurred are included in the income statement when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

3. 主要會計準則－續

證券投資

證券投資購入時以成本計算並在結算日以當日交易日基準確認入賬。其後之財務報告日，本集團對已表明有意並有能力持有直至到期（持有直至到期證券）之債務證券乃按攤銷成本值減任何已確認減值虧損以反映不可收回數額而計算。購入持有直至到期證券所產生任何折讓或溢價乃按有關證券投資年期與其他應收投資收入合計，因而每年度之已確認收入均可反映投資所得之固定收益。

除持有至到期日債券外，所有投資均分類為投資證券及其他投資。

就既定長期策略目的而持有之投資證券均於日後滙報日期按成本計算，並減去任何減值虧損（暫時虧損者除外）。

其他投資乃按公平價值計算，而未變現盈利及虧損乃計入是年度損益淨額。

衍生工具投資

衍生工具投資為以短期目的持有並與證券相關之投資工具，按成本價或按該證券於年結日時市值作出估計之公平價值兩者之較低值入賬。

減值

於各結算日，本集團審閱集團之有形資產及無形資產之賬面值以釐定有否任何跡象顯示減值虧損。若資產可收回價值預期少於賬面值，該資產賬面值將減至可收回價值。減值虧損當年在損益表中扣除。惟該資產在另一會計實務準則規定下以重估值列賬，減值虧損在該會計實務準則規定視作重估減值處理。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. Any discount or premium on the acquisition of a held-to-maturity debt security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investment other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are debt or equity securities held on a continuing basis with an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the profit or loss for the year.

Investments in derivative instruments

Investments in derivative instruments, which are equity-linked instruments held for short-term purposes, are stated at the lower of cost or fair value estimated with reference to the market value of the underlying equity securities at the balance sheet date.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

3. 主要會計準則－續

減值－續

倘減值虧損其後逆轉，則該資產之賬面值將增至重新估計之可收回金額，惟所修訂的賬面值不得超越該資產於過去年度出現減值虧損前所釐定之賬面值。減值虧損減少之數額須隨即列作收入，除非有關資產乃根據另一會計實務準則按重估值列賬，此情況下減值虧損減少之數按該會計實務準則視作重估增值處理。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Impairment – continued

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that SSAP.

稅項

稅項乃根據是年度業績而計算，並就毋須課稅或不獲寬減之項目作出調整。若干收入及支出項目之課稅年度或與該等項目在財務報告中確認之會計年度不同，因而出現時間差異。時間差異在稅項之影響乃以負債法計算，倘該項影響可確定於可見將來成為稅務負債或資產，則在財務報告中列為遞延稅項。除非能合理地確認能夠對現遞延稅務資產，否則不與確認，

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubtful.

外幣兌換

外幣交易乃按交易日之兌換率換算。已訂立外滙合約之貨幣性資產及負債，按合約所訂滙率換算。其他以外幣結算之貨幣性資產及負債均按年結日之兌換率換算入賬。外幣換算所產生之盈虧計入損益表內。

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities which are covered by foreign exchange forward contracts are re-translated at the appropriate contractual rates of exchange. Other monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

於綜合賬內，香港以外之附屬公司，共同控制實體及聯營公司之財務報告以淨投資方法換算為港元。海外附屬公司，共同控制實體及聯營公司之損益表以加權平均滙率換算為港元，資產負債表以資產負債表當日滙率換算為港元。於換算時所產生之兌換差額均計入換算儲備內。

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars using the net investment method. The income statements of overseas subsidiaries, jointly-controlled entities and associates are translated to Hong Kong dollars at the weighted average exchange rates for the year and their balance sheets are translated to Hong Kong dollars at the exchange rates at the balance sheet date. The resulting translation differences are included in the translation reserve.

3. 主要會計準則－續

外幣兌換－續

綜合現金流量表中，海外附屬公司之現金流量以現金流量當日之滙率換算為港元。海外附屬公司於當年經常有現金流量，換算為港元則以當年加權平均滙率計算。

在採納香港會計準則（經修訂）第十一號及第十五號前，海外附屬公司、聯營公司及共同控制實體之損益表及現金流量以資產負債表結算日滙率換算為港元。

現金等值

在現金流量表中，現金等值包括短期高流動性，可以低風險情況轉為已確知金額之投資，扣除銀行透支。在資產負債表中，現金等值包括與現金性質相同之資產並且使用權沒有限制。

關連人士

如果本集團有權直接或間接監控另一方人仕或對另一方人仕的財務及經營決策作出重要影響，該人仕被視為有關連人仕。如該人仕受制於共同監控或共同的影響下，亦被視為有關連人仕。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currencies – continued

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates at the dates of cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Prior to the adoption of the revised HK SSAPs 11 and 15 during the year, the income statements of overseas subsidiaries, jointly-controlled entities and associates and the cash flows of overseas subsidiaries were translated to Hong Kong dollars at the exchange rates at the balance sheet date.

Cash equivalents

For the purpose of cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, net of bank overdrafts. For balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

4. 分類資料

(a) 業務分佈

本集團業務由二個分部組成，分別是電子產品設計、製造及銷售和證券買賣。本集團之分類資料主要報告這兩分部之資料。

(i) 按本集團業務之分類營業額及業績如下：

4. SEGMENT INFORMATION

(a) Business segments

The Group is organized into two operating divisions, namely design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover and results by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至二零零三年三月三十一日止年度	**Year ended 31st March, 2003**			
營業額	TURNOVER	1,364,789	14,583	1,379,372
分部業績	SEGMENT RESULTS	93,403	(19,422)	73,981
利息收入	Interest income			119
發展中物業回撥減值虧損	Impairment loss written back in respect of properties under development			4,656
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities			(6,500)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries			(1,658)
投資物業重估虧損	Deficit on revaluation of investment properties			(1,490)
經營溢利	Profit from operations			69,108
融資成本	Finance costs			(7,304)
應佔聯營公司虧損	Shares of losses of associates			(379)
除税前經常業務溢利	Profit from ordinary activities before taxation			61,425
税項	Taxation			(218)
未扣除少數股東權益前溢利	Profit before minority interests			61,207
少數股東權益	Minority interests			(89)
本年度淨溢利	Net profit for the year			61,118
其他資料	OTHER INFORMATION			
增購物業、機器及儀器	Additions of property, plant and equipment	46,430	-	46,430
折舊及攤銷物業機器及儀器	Depreciation and amortisation of property, plant and equipment	35,580	-	35,580
其他投資之未變現虧損	Unrealised holding loss on other investments	-	14,344	14,344

4. 分類資料－續 4. SEGMENT INFORMATION – continued

(a) 業務分佈－續 (a) **Business segments – continued**

(i) 按本集團業務分類之營業額及業績如下：－續 (i) An analysis of the Group's turnover and results by business segments is as follows: – continued

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至二零零二年三月三十一日止年度	Year ended 31st March, 2002			
營業額	TURNOVER	882,521	50,260	932,781
分部業績	SEGMENT RESULTS	(15,788)	(11,628)	(27,416)
利息收入	Interest income			1,187
發展中物業已確認減值虧損	Impairment loss recognised in respect of properties under development			(3,155)
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities			(2,965)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries			(392)
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary			3,155
投資物業重估盈餘	Surplus on revaluation of investment properties			270
經營虧損	Loss from operations			(29,316)
融資成本	Finance costs			(9,066)
應佔聯營公司虧損	Shares of losses of associates			(1,495)
除稅前經常業務虧損	Loss from ordinary activities before taxation			(39,877)
稅項	Taxation			(242)
未扣除少數股東權益前虧損	Loss before minority interests			(40,119)
少數股東權益	Minority interests			287
本年度淨虧損	Net loss for the year			(39,832)
其他資料	OTHER INFORMATION			
增購物業、機器及儀器	Additions of property, plant and equipment	40,059	-	40,059
折舊及攤銷物業機器及儀器	Depreciation and amortisation of property, plant and equipment	33,730	-	33,730
其他投資之未變現虧損	Unrealised holding loss on other investments	-	5,295	5,295

4. 分類資料－續 4. SEGMENT INFORMATION – continued

(a) 業務分佈－續 (a) **Business segments – continued**

(ii) 按本集團業務分類之資產負債表如下： (ii) An analysis of the Group's balance sheet by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
於二零零三年三月三十一日	**At 31st March, 2003**			
資產	ASSETS			
分部資產	Segment assets	**712,924**	**46,927**	**759,851**
應佔聯營公司權益	Interest in associates			**2,384**
未分配集團之資產	Unallocated corporate assets			**118,481**
合計總資產	Consolidated total assets			**880,716**
負債	LIABILITIES			
分部負債	Segment liabilities	**203,639**	**573**	**204,212**
未分配集團之負債	Unallocated corporate liabilities			**136,673**
合計總負債	Consolidated total liabilities			**340,885**
於二零零二年三月三十一日	At 31st March, 2002			
資產	ASSETS			
分部資產	Segment assets	620,348	59,409	679,757
應佔聯營公司權益	Interest in associates			2,663
未分配集團之資產	Unallocated corporate assets			119,270
合計總資產	Consolidated total assets			801,690
負債	LIABILITIES			
分部負債	Segment liabilities	202,386	948	203,334
未分配集團之負債	Unallocated corporate liabilities			117,084
合計總負債	Consolidated total liabilities			320,418

4. 分類資料－續

(b) 地區分佈

(i) 電子產品設計，製造及銷售截至二零零三年三月三十一日及二零零二年三月三十一日這二年每年之銷售分佈如下：

4. SEGMENT INFORMATION – continued

(b) Geographical segments

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for each of the two years ended 31st March, 2003 and 2002 are as follows:

		2003 ***千港元*** ***HK$'000***	2002 *千港元* *HK$'000*
香港	Hong Kong	**492,876**	450,870
中國	Mainland China	**6,986**	4,137
南北美洲	North and South America	**515,588**	215,462
歐洲	Europe	**204,173**	99,072
日本及韓國	Japan and Korea	**127,456**	108,580
其他國家	Other countries	**17,710**	4,400
		1,364,789	882,521

本集團之證券買賣主要在香港進行。

The Group's turnover in respect of the securities trading segment is principally related to transactions carried out in Hong Kong.

4. 分類資料－續 4. SEGMENT INFORMATION – continued

(b) 地區分佈－續 **(b) Geographical segments – continued**

(ii) 以地區分佈分析分部之資產之賬面值及物業、機器及儀器之增加：

(ii) An analysis of the carrying amount of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

		分部資產賬面值 Carrying amount of segment assets		物業、機器及儀器之增加 Additions to property, plant and equipment	
		2003	2002	**2003**	2002
		千港元	千港元	**千港元**	千港元
		HK$'000	HK$'000	**HK$'000**	HK$'000
香港	Hong Kong	**354,555**	299,792	**696**	2,560
中國	Mainland China	**464,480**	414,484	**45,712**	37,435
其他	Others	**61,681**	87,414	**22**	64
		880,716	801,690	**46,430**	40,059

5. 其他收益 5. OTHER OPERATING INCOME

		2003	2002
		千港元	千港元
		HK$'000	HK$'000
其他收益包括：	Other operating income comprises:		
回撥壞賬準備	Provision for doubtful debt written back	**2,877**	–
已收賠款	Claims received	**25**	274
其他投資之股息收入 一上市公司	Dividend income from other investments – listed	**616**	1,122
出售物業、機器及儀器收益	Gain on disposal of property, plant and equipment	**115**	108
利息收入	Interest income	**119**	1,187
兌滙收益淨額	Net exchange gain	**851**	49
佣金	Commission	**4,614**	5,793
其他	Others	**7,586**	5,533
衍生工具投資之已變現（虧損）盈利	Realised (loss) gain on investments in derivative instruments	**(2,293)**	553
租金收入	Rental income	**2,857**	2,817
		17,367	17,436

附註： 約33,000港元（二零零二年：約28,000港元）為租金收入之開支。

Note: Outgoings of HK$33,000 (2002: HK$28,000) were incurred to earn the rental income derived.

6. 經營溢利(虧損) 6. PROFIT (LOSS) FROM OPERATIONS

		2003 千港元 HK$'000	2002 千港元 HK$'000
經營溢利(虧損)之計算已扣除:	Profit (loss) from operations has been arrived at after charging:		
核數師酬金	Auditors' remuneration	**1,162**	1,726
折舊及攤銷	Depreciation and amortisation on:		
一集團自資資產	– assets owned by the Group	**35,545**	33,686
一以一租購合約持有之資產	– assets held under a hire purchase contract	**35**	44
租賃樓宇之營運租約最低租金支出	Minimum lease payments under operating leases in respect of rented premises	**2,890**	2,399
研究及開發成本	Research and development cost	**30,127**	29,380
員工成本(包括董事酬金)(附註)	Staff costs including directors' remuneration *(Note)*	**105,293**	97,538

附註: 本年度之員工成本已包括1,719,000港元(二零零二年:1,921,000港元)之退休福利計劃供款,並已扣除零港元(二零零二年:49,000港元)之沒收供款。

Note: The staff costs for the year included retirement benefits scheme contributions of HK$1,719,000 (2002: HK$1,921,000), net of forfeited contributions of HK$Nil (2002: HK$49,000).

7. 董事及僱員酬金 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

		2003 千港元 HK$'000	2002 千港元 HK$'000
董事酬金	***Directors' emoluments***		
袍金:	Fees:		
執行董事	Executive directors	**45**	45
獨立非執行董事	Independent non-executive directors	**30**	30
		75	75
執行董事之其他酬金	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**8,631**	9,672
退休福利計劃供款	Retirement benefits scheme contributions	**341**	341
		8,972	10,013
		9,047	10,088

7. 董事及僱員酬金－續 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – continued

董事酬金之金額範圍如下：

Remuneration of the directors was within the following bands:

		董事人數 Number of director(s) 2003	2002
無－1,000,000港元	Nil-HK$1,000,000	2	2
1,000,001港元－1,500,000港元	HK$1,000,001-HK$1,500,000	1	–
1,500,001港元－2,000,000港元	HK$1,500,001-HK$2,000,000	1	2
6,000,001港元－6,500,000港元	HK$6,000,001-HK$6,500,000	1	–
7,000,001港元－7,500,000港元	HK$7,000,001-HK$7,500,000	–	1

僱員

本集團五名最高薪酬之人士包括三名（二零零二年：三名）董事，有關彼等酬金之詳情已於上文披露，其餘兩名（二零零二年：兩名）最高薪酬僱員之酬金如下：

Employees

The five highest paid individuals of the Group included three (2002: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2002: two) highest paid employees are as follows:

		2003 千港元 HK$'000	2002 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	1,986	1,920
退休福利計劃供款	Retirement benefits scheme contributions	57	60
		2,043	1,980

此等僱員酬金之金額範圍如下：

Emoluments of these employees were within the following bands:

		僱員人數 Number of employee(s) 2003	2002
無－1,000,000港元	Nil-HK$1,000,000	1	1
1,000,001港元－1,500,000港元	HK$1,000,001-HK$1,500,000	1	1

8. 融資成本 8. FINANCE COSTS

		2003 千港元 HK$'000	2002 千港元 HK$'000
利息	Interest on:		
一五年內全部歸還之貸款	– borrowings wholly repayable within five years	**7,189**	8,623
一租購合約	– a hire purchase contract	**17**	24
一股票抵押戶口及證券公司之短期貸款	– margin accounts and short term loans from brokers	**98**	419
		7,304	9,066

9. 稅項 9. TAXATION

		2003 千港元 HK$'000	2002 千港元 HK$'000
稅項支出包括：	The charge comprises:		
本公司及其附屬公司：	The Company and its subsidiaries:		
根據估計應課稅溢利按稅率16%計算之香港利得稅（二零零二年：16%）	Hong Kong Profits Tax calculated at 16% (2002: 16%) on the estimated assessable profit	**584**	96
往年少提（多提）準備	Under (over) provision in prior years	**473**	(38)
		1,057	58
其他司法區之稅項	Taxation in other jurisdictions	**(839)**	184
		218	242

其他司法區之稅項乃按個別司法區之現行稅率計算。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

未作提撥準備之遞延稅項詳情載於附註32內。

Details of the unprovided deferred taxation are set out in note 32.

10. 本年度溢利（虧損）淨額

在綜合溢利61,118,000港元（二零零二：虧損39,832,000港元）之中，4,206,000港元（二零零二：28,464,000港元）之虧損已於本公司財務報告中處理。

10. NET PROFIT (LOSS) FOR THE YEAR

Of the consolidated profit (loss) of HK$61,118,000 (2002: HK$(39,832,000)), a loss of HK$4,206,000 (2002: HK$28,464,000) has been dealt with in the financial statements of the Company.

11. 股息

11. DIVIDENDS

		2003 **千港元** **HK$'000**	2002 千港元 HK$'000
已支付二零零三年三月三十一日年度中期股息，每股0.2港仙	Interim dividend paid of HK0.2 cent per share for the year ended 31st March, 2003	**5,374**	–
建議分派二零零三年三月三十一日年度末期股息，每股0.5港仙	Final dividend proposed at HK0.5 cent per share for the year ended 31st March, 2003	**13,401**	–
		18,775	–

董事局在資產負債表結算日後建議分派二零零三年度末期股息，每股0.5港仙，共約13,401,000港元。此等擬派股息並沒有計算在賬目中，直至該建議在週年大會通過決議。該金額於二零零四年三月三十一日止年度計入溢利分配內。

The final dividend in respect of 2003 of HK0.5 cent per share amounting to HK$13,401,000 is proposed by the Board after the balance sheet date. The proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st March, 2004.

12. 每股溢利(虧損) 12. EARNINGS (LOSS) PER SHARE

每股之基本溢利(虧損)乃根據以下資料計算：

The calculation of the basic earnings (loss) per share is computed based on the following data:

		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
溢利(虧損)：	Profit (Loss):		
為計算每股基本溢利(虧損)之淨溢利(虧損)	Net profit (loss) for the year for the purpose of basic earnings (loss) per share	**61,118**	(39,832)
股數：	Number of shares:		
為計算每股基本溢利(虧損)之加權平均數股份數目	Weighted average number of shares for the purpose of basic earnings (loss) per share	**2,687,436,498**	2,694,951,228

由於潛在普通股之影響為反攤薄，故無呈列每股攤薄溢利(虧損)。

No diluted earnings (loss) per share has been presented as the potential ordinary shares are anti-dilutive.

13. 投資物業 13. INVESTMENT PROPERTIES

		本集團 The Group	
		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
估價值	VALUATION		
於本年初	At beginning of year	**45,250**	44,980
重估產生之(虧損)盈餘	(Deficit) Surplus arising on revaluation	**(1,490)**	270
於年結日	At balance sheet date	**43,760**	45,250

投資物業於二零零三年三月三十一日之專業估值乃由一獨立認可之專業估值師衡量行按現時用途作基準重估其公開市值。

The professional valuation of investment properties as at 31st March, 2003 was carried out by Chung, Chan & Associates, an independent firm of qualified professional valuers, on an open market value for existing use basis.

本集團之所有投資物業均根據營運租約租出。

All of the Group's investment properties are leased out under operating leases.

所有投資物業皆在香港以長期契約持有。

The investment properties are held in Hong Kong under long leases.

14. 物業、機器及儀器 14. PROPERTY, PLANT AND EQUIPMENT

		租約物業 Leasehold properties 千港元 HK$'000	電腦設備 Computer equipment 千港元 HK$'000	傢俬 裝置及設備 Furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	廠房及機器 Plant and machinery 千港元 HK$'000	在建工程 Construction in progress 千港元 HK$'000	總計 Total 千港元 HK$'000
本集團	**THE GROUP**							
成本值或估價值	COST OR VALUATION							
於二零零二年四月一日	At 1 April 2002	128,869	12,569	89,658	15,711	303,186	1,392	551,385
滙兌調整	Exchange adjustments	-	(7)	(9)	(10)	(14)	-	(40)
添置	Additions	4,293	2,824	3,819	505	34,989	-	46,430
轉撥	Transfer	1,285	-	-	-	-	(1,285)	-
出售	Disposals	-	(9)	(465)	-	(8,658)	-	(9,132)
於二零零三年三月三十一日	**At 31st March, 2003**	**134,447**	**15,377**	**93,003**	**16,206**	**329,503**	**107**	**588,643**
包括：	Comprising:							
成本值	At cost	98,420	15,377	93,003	16,206	329,503	107	552,616
估價值－一九九一年	At valuation – 1991	36,027	-	-	-	-	-	36,027
		134,447	15,377	93,003	16,206	329,503	107	588,643
折舊及攤銷	DEPRECIATION AND AMORTISATION							
於二零零二年四月一日	At 1st April, 2002	18,323	8,388	65,328	13,043	205,123	-	310,205
滙兌調整	Exchange adjustments	-	(1)	(2)	(9)	(12)	-	(24)
本年折舊	Provided for the year	2,499	1,315	5,300	577	25,889	-	35,580
出售時撇銷	Elimination on disposals	-	(4)	(446)	-	(7,912)	-	(8,362)
於二零零三年三月三十一日	**At 31st March, 2003**	**20,822**	**9,698**	**70,180**	**13,611**	**223,088**	**-**	**337,399**
賬面淨值	NET BOOK VALUE							
於二零零三年三月三十一日	**At 31st March, 2003**	**113,625**	**5,679**	**22,823**	**2,595**	**106,415**	**107**	**251,244**
於二零零二年三月三十一日	At 31st March, 2002	110,546	4,181	24,330	2,668	98,063	1,392	241,180

14. 物業、機器及儀器－續 14. PROPERTY, PLANT AND EQUIPMENT – continued

		2003 千港元 HK$'000	2002 千港元 HK$'000
本集團之物業權益包括：	The Group's property interests comprise:		
租約物業：	Leasehold properties:		
在香港以長期契約持有	Held in Hong Kong, long leases	**42,034**	42,749
在香港以外以中期契約持有	Held outside Hong Kong, medium-term leases	**71,591**	67,797
		113,625	110,546

租約物業由一獨立專業估值師於一九九一年按現時用途基準之公開市值予以重估。本集團採納會計實務準則第十七號第八十段有關規定定期重估本集團租約物業之過渡期豁免，故此毋須進一步重估租約物業。倘租約物業按成本值減累積折舊列賬，租約物業之賬面淨值於二零零三年三月三十一日約為26,297,000港元（二零零二年：27,078,000港元）。

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80 of SSAP 17 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties been carried at cost less accumulated depreciation, and accumulated impairment losses, the net book value of the leasehold properties at 31st March, 2003 would have been stated at approximately HK$26,297,000 (2002: HK$27,078,000).

於二零零三年三月三十一日包括在資產賬面淨值內有關以汽車租購合約方式持有之資產為142,000港元（二零零二年：177,000港元）。

The net book value of motor vehicles at 31st March, 2003 included an amount of HK$142,000 (2002: HK$177,000) in respect of assets held under a hire purchase contract.

15. 發展中物業 15. PROPERTIES UNDER DEVELOPMENT

		本集團 THE GROUP	
		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
於四月一日之成本值	Cost at 1st April	**49,891**	49,736
滙兌調整	Exchange adjustments	**–**	7
添置	Additions	**4,203**	148
		54,094	49,891
*減：*已確認減值虧損	*Less:* Impairment loss recognised	**(16,235)**	(20,891)
於三月三十一日之賬面值	Carrying value at 31st March	**37,859**	29,000

減值虧損是評估該發展中物業可收回價值而作出估計。

The impairment loss is estimated with reference to the open market value of the properties under development.

發展中物業位於中華人民共和國並以長期契約持有。

The properties under development are situated in the People's Republic of China and are held under long leases.

於二零零三年三月三十一日，利息撥充資本而轉入發展中物業總額為2,963,000港元（二零零二年：2,963,000港元）。

At 31st March, 2003, total interest capitalised to properties under development amounted to HK$2,963,000 (2002: HK$2,963,000).

16. 商譽 16. GOODWILL

		本集團 THE GROUP	
		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
成本值	COST		
於本年初	At beginning of year	**16,575**	–
本年收購附屬公司產生之商譽	Arising on acquisition of subsidiaries during the year	**–**	16,575
於年結日	At balance sheet date	**16,575**	16,575
攤銷	AMORTISATION		
於本年初	At beginning of year	**392**	–
計入本年損益	Charge for the year	**1,658**	392
於年結日	At balance sheet date	**2,050**	392
賬面淨值	NET BOOK VALUE		
於年結日	At balance sheet date	**14,525**	16,183

商譽之攤銷年期定為十年。

The amortisation period adopted for goodwill is 10 years.

17. 負商譽 17. NEGATIVE GOODWILL

		本集團 THE GROUP	
		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
原值	GROSS AMOUNT		
於本年初	At beginning of year	**6,999**	–
增購一附屬公司額外權益時產生之負商譽	Arising from acquisition of additional interest in a subsidiary	**–**	6,999
於年結日	At balance sheet date	**6,999**	6,999
轉入收益	RELEASED TO INCOME		
於本年初	At beginning of year	**(3,155)**	–
本年轉入	Released during the year	**–**	(3,155)
於年結日	At balance sheet date	**(3,155)**	(3,155)
賬面值	CARRYING AMOUNT	**3,844**	3,844

負商譽產生於本集團於去年內增購一附屬公司，番禺富臨花園房地產有限公司額外權益。在收購日，3,155,000港元之負商譽確定與該附屬公司所擁有之發展中物業之減值虧損相關並將相關數額之負商譽轉入到去年損益表中確定收益。負商譽之餘額，會在售賣此物業時轉入收益。

The negative goodwill arose on the Group's acquisition of additional interest in a subsidiary, 番禺富臨花園房地產有限公司, in last year. At the date of acquisition, HK$3,155,000 of the negative goodwill was identified as relating to the impairment loss in respect of the properties under development held by the subsidiary and accordingly an equivalent amount of the negative goodwill was released to income in last year. The remaining balance of the negative goodwill will be released to income statement at disposal of the properties under development.

18. 應佔附屬公司權益 18. INTEREST IN SUBSIDIARIES

		本公司 THE COMPANY 2003 千港元 HK$'000	2002 千港元 HK$'000
非上市股份，成本值	Unlisted shares, at cost	**136,684**	136,684
應收附屬公司賬項	Amounts due from subsidiaries	**450,484**	448,327
		587,168	585,011
已確認減值虧損	Impairment losses recognised	**(35,290)**	(35,290)
		551,878	549,721

非上市股份之賬面值乃根據於一九八九年十二月集團重組計劃而本公司成為最終控股公司時，SIH Limited及其附屬公司於當日之淨資產賬面值計算。

The cost of the unlisted shares is based on the book value of the underlying net assets of SIH Limited and its subsidiaries as at the date on which the Company became the ultimate holding company under the Group reorganisation in December 1989.

主要附屬公司於二零零三年三月三十一日之詳情已載於附註39。

Details of principal subsidiaries at 31st March, 2003 are set out in note 39.

19. 應佔聯營公司權益 19. INTEREST IN ASSOCIATES

		本集團 THE GROUP 2003 千港元 HK$'000	2002 千港元 HK$'000
應佔資產淨值	Share of net assets	**2,034**	2,413
應收聯營公司賬項	Amount due from associates	**350**	250
		2,384	2,663

19. 聯營公司權益－續 / 19. INTEREST IN ASSOCIATES – continued

本集團之聯營公司全為非上市公司。聯營公司於年結日之詳情如下：

The Group's associates are all unlisted corporate entities. Details of the associates at the balance sheet date are as follows:

聯營公司名稱 **Name of associate**	註冊／營業地點 **Place of registration/ operations**	註冊資本面值 **Nominal value of registered capital**	本集團應佔股本權益 **Attributable equity interest to the Group**	主要業務 **Principal activity**
北京群輝電子有限公司（「北京群輝」） Beijing Commune Fair Electronics Co. Ltd. ("Beijing Commune")	中華人民共和國 People's Republic of China	800,000美元 US$800,000	68.75%	暫停經營 Dormant
Danehill Investments (Holdings) Limited	開曼群島 Cayman Islands	7,000,000港元 HK$7,000,000	48.28%	投資控股 Investment holding
E-Global Electronics Trading Platform Limited	英屬維爾京群島／香港 British Virgin Islands/ Hong Kong	100美元 US$100	25.00%	網上電子零件交易平台 Formation and operation of an electronics components exchange/ transaction platform

北京群輝乃一間為期十五年由一九九二年十月成立之合營公司。根據合同，本集團承擔投入550,000美元資本。本集團已投足所承擔之數額。在合同生效期間，本集團享有北京群輝50%之溢利或虧損。本集團並沒有北京群輝董事局之控制權。

Beijing Commune was incorporated as a joint venture company for a term of fifteen years commencing October 1992. Under the agreement, the Group is committed to invest an amount of US$550,000. The Group has fully contributed the amount committed. During the life of the agreement, the Group is entitled to share 50% of the profit or loss of Beijing Commune. The Group does not have control over in the board of directors of Beijing Commune.

應收聯營公司之金額是沒有抵押、免息及沒有定明還款期。

The amounts due from associates are unsecured, interest-free and have no fixed terms of repayment.

20. 證券投資 20. INVESTMENTS IN SECURITIES

		本集團 THE GROUP					
		投資證券 Investment securities		其他投資 Other investments		總額 Total	
		2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000	2003 千港元 HK$'000	2002 千港元 HK$'000
股本證券:	Equity securities:						
上市	Listed						
香港	Hong Kong	-	-	**19,161**	26,230	**19,161**	26,230
海外	Overseas	**8,106**	8,106	**21,263**	26,002	**29,369**	34,108
		8,106	8,106	**40,424**	52,232	**48,530**	60,338
減:已確認減值虧損	*Less:* Impairment loss recognised	**(6,965)**	(2,965)	-	-	**(6,965)**	(2,965)
		1,141	5,141	**40,424**	52,232	**41,565**	57,373
非上市	Unlisted						
香港	Hong Kong	**26,540**	26,540	-	-	**26,540**	26,540
海外	Overseas	**1,000**	1,000	-	-	**1,000**	1,000
		27,540	27,540	-	-	**27,540**	27,540
減:已確認減值虧損	*Less:* Impairment loss recognised	**(2,500)**	-	-	-	**(2,500)**	-
		25,040	27,540	-	-	**25,040**	27,540
		26,181	32,681	**40,424**	52,232	**66,605**	84,913
上市證券之市值	Market value of listed securities	**397**	1,297	**40,424**	52,232	**40,821**	53,529
賬面值就呈報目的而分析為:	Carrying amount analysed for reporting purposes as:						
流動	Current	-	-	**40,424**	52,232	**40,424**	52,232
非流動	Non-current	**26,181**	32,681	-	-	**26,181**	32,681
		26,181	32,681	**40,424**	52,232	**66,605**	84,913

20. 證券投資－續 20. INVESTMENTS IN SECURITIES – continued

		本公司 THE COMPANY	
		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
香港以外上市股本證券，成本值	Listed equity securities outside Hong Kong, at cost	**8,106**	8,106
減：已確認減值虧損	*Less:* Impairment loss recognised	**(6,965)**	(2,965)
		1,141	5,141
上市證券市值	Market value of listed securities	**397**	1,297

董事局認為非上市投資之價值最少為其賬面值。

In the opinion of the directors, the unlisted investments are worth at least their carrying values.

已確認投資證券之減值虧損乃基於有關上市股份可收回價值估計。

The impairment loss recognised in respect of the investment securities is estimated with reference to the recoverable amount.

21. 存貨 21. INVENTORIES

		本集團 THE GROUP	
		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
原料	Raw materials	**113,120**	121,830
在製品	Work in progress	**13,536**	12,790
製成品	Finished goods	**110,064**	73,071
		236,720	207,691

以上存貨金額按可變現淨值列賬約為10,820,000港元（二零零二年：9,830,000港元）。

The amount of inventories, included in above, carried at net realisable value is approximately HK$10,820,000 (2002: HK$9,830,000).

於本年度，存貨成本於收益表內被確認為支出約達1,028,34,0000港元（二零零二年：761,133,000港元）。

The cost of inventories recognised as an expense in the income statement during the year approximately amounted to HK$1,028,340,000 (2002: HK$761,133,000).

22. 應收賬項、按金及預付款項 / DEBTORS, DEPOSITS AND PREPAYMENTS

於二零零三年三月三十一日，應收賬項、按金及預付款項只包括與第三者之結餘。於年結日應收貿易賬項之賬齡分析如下：

At 31st March, 2003, debtors, deposits and prepayments included balances with third parties only. The aging analysis of trade debtors at the balance sheet date is as follows:

		本集團 THE GROUP	
		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
0 – 30日	0-30 days	**109,150**	64,598
31 – 60日	31-60 days	**22,425**	20,655
61 – 90日	61-90 days	**1,016**	16,490
超過90日	Over 90 days	**16,930**	20,115
		149,521	121,858

本集團向其貿易客戶提供平均為期30至90日之數期。

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

23. 應付賬項及應計費用 / CREDITORS AND ACCRUED CHARGES

於二零零三年三月三十一日，應付賬項及應計費用只包括與第三者之結餘。於年結日應付貿易賬項之賬齡分析如下：

At 31st March, 2003, creditors and accrued charges included balances with third parties only. The aging analysis of trade creditors at the balance sheet date is as follows:

		本集團 THE GROUP	
		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
0 – 30日	0-30 days	**77,631**	77,091
31 – 60日	31-60 days	**34,105**	29,301
61 – 90日	61-90 days	**15,031**	26,537
超過90日	Over 90 days	**43,094**	35,230
		169,861	168,159

24. 貸款 24. BORROWINGS

		本集團 THE GROUP	
		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
貸款包括如下:	Borrowings comprise the following:		
銀行貸款	Bank loans	**31,400**	64,000
信託收據及入口貸款	Trust receipts and import loans	**49,520**	24,478
債權貼現貸款	Debt factoring loans	**28,343**	16,630
短期貸款	Short term loans	**4,843**	7,483
銀行透支	Bank overdrafts	**5,491**	1,518
		119,597	114,109
有抵押	Secured	**93,471**	73,791
無抵押	Unsecured	**26,126**	40,318
		119,597	114,109

貸款利息乃按當時適用之市場利率計算,其償還期限如下:

The borrowings bear interest at prevailing market rates and are repayable as follows:

		本集團 THE GROUP	
		2003	2002
		千港元	千港元
		HK$'000	*HK$'000*
即期或一年內到期	Within 1 year or on demand	**110,847**	95,509
一至兩年內	Between 1-2 years	**8,750**	9,850
二至五年內	Between 2-5 years	**–**	8,750
		119,597	114,109
減: 列於流動負債下之一年內到期數額	*Less:* Amount due within one year shown under current liabilities	**(110,847)**	(95,509)
一年後到期數額	Amount due after one year	**8,750**	18,600

25. 租購合約之承擔 25. OBLIGATIONS UNDER A HIRE PURCHASE CONTRACT

		本集團 The Group			
		租購合約之最低應付租金 Minimum lease payments		租購合約之最低應付租金之現值 Present value of minimum lease payments	
		2003	2002	**2003**	2002
		千港元 HK$'000	*千港元 HK$'000*	***千港元 HK$'000***	*千港元 HK$'000*
租購合約應付金額：	Amounts payable under a hire purchase contract:				
即期或一年內到期	Within 1 year or on demand	**71**	71	**60**	53
一至兩年內	Between 1-2 years	**65**	71	**62**	62
二至五年內	Between 2-5 years	**–**	64	**–**	60
		136	206	**122**	175
減：未來財務費用	*Less:* Future finance charges	**(14)**	(31)	**–**	–
租購合約承擔之現值	Present value of obligations under a hire purchase contract	**122**	175	**122**	175
減：列於流動負債下之一年內到期數額	*Less:* Amount due within one year shown under current liabilities			**(60)**	(53)
一年後到期數額	Amount due after one year			**62**	122

本集團簽訂汽車租購合約。該租購合約為期5年，本年度之平均借貸利率為6.85%（二零零二：6.85%）。借貸利率在租購合約中訂定。租購合約以定額還款以及沒有簽定條款繳付或然負債租金。

The hire purchase contract was entered by the Group for certain motor vehicles. The term of the hire purchase contract is 5 years and the average effective borrowing rate of the hire purchase contract for the year is 6.85% (2002: 6.85%). Interest rate is fixed at the respective contract date. The hire purchase contract is on a fixed repayable basis and no arrangements have been entered into for contingent rental payments.

26. 股本 26. SHARE CAPITAL

		股份數目 Number of shares	已發行及繳足股本 Issued and fully paid share capital 千港元 *HK$'000*
於二零零一年四月一日之餘額	Balance at 1st April, 2001	2,693,196,673	269,320
行使認股權證而發行之股份	Issue of shares upon exercise of warrants	33,668,729	3,367
回購股份	Repurchase of shares	(33,640,000)	(3,364)
於二零零二年三月三十一日之餘額	Balance at 31st March, 2002	2,693,225,402	269,323
行使購股權而發行之股份	Issue of shares upon exercise of share options	11,200,000	1,120
回購股份	Repurchase of shares	(17,010,000)	(1,701)
於二零零三年三月三十一日之餘額	**Balance at 31st March, 2003**	**2,687,415,402**	**268,742**

本年度內，本公司已發行股本之改變詳情如下：

Details of the changes in the issued share capital of the Company during the year are as follows:

(a) 部份購股權持有者在本年度行使其購股權，因此本公司於二零零三年三月以每股0.10港元發行11,200,000股每股面值0.10港元之股份。

(a) In March 2003, 11,200,000 shares of HK$0.10 each were issued at HK$0.10 per share as a result of the exercise of the certain share options of the Company by their holders.

26. 股本－續

(b) 本公司在香港聯合交易所有限公司購回其股份如下：

26. SHARE CAPITAL – continued

(b) The Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總代價 Aggregate consideration 千港元 HK$'000
二零零二年八月	August 2002	2,120,000	0.045	0.049	98
二零零二年九月	September 2002	4,240,000	0.041	0.047	190
二零零二年十月	October 2002	1,510,000	0.038	0.044	62
二零零二年十一月	November 2002	630,000	0.042	0.043	27
二零零三年一月	January 2003	2,870,000	0.081	0.089	248
二零零三年二月	February 2003	1,540,000	0.092	0.097	145
二零零三年三月	March 2003	4,100,000	0.090	0.105	395
		17,010,000			1,165

以上回購之股份已註銷，故本公司已發行股本已根據此等股份面值相應減低。回購股份之溢價或折讓已計入累計溢利中。而相等於註銷股份面值之數額則由累計溢利轉撥往股本贖回儲備（附註28）。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium or discount on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve (note 28).

所有發行之股份在各方面與現有已發行之股份享有同等權益。

All shares issued rank pari passu with the then existing shares in issue in all respects.

27. 購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃，董事局可授予購股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之購股權由授予購股權當日起計於五年內可行使。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

上述購股權計劃之購股權數目之變動如下：

27. SHARE OPTION SCHEME

Under the Company's share option scheme ("Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The exercise price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

The movements of the options granted under the Scheme are as follows:

		於購股權計劃所授予之股份數目 Number of option shares granted under the Scheme	
		2003	2002
年初餘額	Balance at beginning of the year	**116,995,056**	116,995,056
在本年度行使	Exercised during the year	**(11,200,000)**	–
在本年度失效	Lapsed during the year	**(62,150,000)**	–
年底餘額	Balance at end of the year	**43,645,056**	116,995,056

27. 購股權計劃－續

於二零零二年四月一日及二零零三年三月三十一日尚未行使之購股權餘額包括：

27. SHARE OPTION SCHEME – continued

The balances of option shares outstanding as at 1st April, 2002 and 31st March, 2003 comprise:

授予日期	Date of grant	行使價 Exercise price 港元 HK$	於二零零二年四月一日購股權數目 Number of option shares at 1.4.2002	在本年度內購股權失效數目 Number of option shares lapsed during the year	在本年度內行使購股權數目 Number of option shares exercised during the year	於二零零三年三月三十一日購股權數目 Number of option shares at 31.3.2003
一九九七年八月二十一日	21st August, 1997	0.12244	33,750,000	(33,750,000)	–	–
一九九八年四月一日	1st April, 1998	0.10000	39,600,000	(28,400,000)	(11,200,000)	–
一九九九年七月二日	2nd July, 1999	0.10000	43,645,056	–	–	43,645,056
			116,995,056	(62,150,000)	(11,200,000)	43,645,056

此計劃在二零零一年四月六日屆滿。本年度內並無授予購股權。

The Scheme was expired on 6th April, 2001. No share options were granted during the year.

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃「新計劃」。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與新計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

A new share option scheme ("New Scheme") was approved and adopted at the special general meeting of the Company held on 12th September, 2002 for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the New Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

根據新計劃連同公司其他購股權計劃，購股權最高可授出股份之總數，不得超過於新計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過已發行股份之30%。

The maximum number of shares options which may be issued upon exercise of all options to be granted under this New Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% of the share while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the share in issue from time to time.

於購股權授出之日的12個月內，各參與者（主要股東，獨立非執行董事或其親屬除外）獲行使而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director or their respective associates) in any 12 months period up to the date of the grant shall not exceed 1% of the share in issue.

27. 購股權計劃－續

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年（購股權期限）。承授人可於購股權期限內任何時間行使購股權。

購股權之股份認購價由董事局決定，惟有關價格不得低過於授予購股權當日，股份之收市價，或緊接授出日期前五個交易日股份平均收市價，或股份於授出日期之面值。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

於本年度並無就新計劃授出任何購股權。

27. SHARE OPTION SCHEME – continued

The option period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the Option Period.

The subscription price of the share options is determined by the Board, but shall be no less than the highest of the closing price of the share on the offer date, the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or the nominal value of the shares on the offer date.

The consideration for the grant is HK$1 and it shall in no circumstance be refundable.

No share option was granted pursuant to the New Scheme during the year.

28. 儲備 / 28. RESERVES

		股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	總計 Total 千港元 HK$'000
本集團	THE GROUP									
於二零零一年四月一日	At 1st April, 2001	50,196	37,138	11,571	(16,713)	1,682	1,992	125,714	41,204	252,784
前期調整（附註）	Prior year adjustment (Note)	-	-	-	13,025	-	-	(13,025)	-	-
重列數	As restated	50,196	37,138	11,571	(3,688)	1,682	1,992	112,689	41,204	252,784
由於行使認股權證而發行股份所產生之溢價	Premium arising from issue of shares on exercise of warrants	1,010	-	-	-	-	-	-	-	1,010
購回股份之溢價	Premium on redemption of shares	-	-	-	-	-	-	(1,259)	-	(1,259)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	(3,364)	3,364	-
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	-	-	-	-	-	(1,207)	-	-	(1,207)
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	-	-	-	-	-	(5)	-	-	(5)
本年度虧損淨額（附註10）	Net loss for the year (Note 10)	-	-	-	-	-	-	(39,832)	-	(39,832)
於二零零二年三月三十一日	At 31st March, 2002	51,206	37,138	11,571	(3,688)	1,682	780	68,234	44,568	211,491
應歸於：	Attributable to:									
－本公司及附屬公司	- the Company and subsidiaries	51,206	37,138	11,571	(3,688)	1,682	969	73,549	44,568	216,995
－聯營公司	- associates	-	-	-	-	-	(189)	(5,315)	-	(5,504)
		51,206	37,138	11,571	(3,688)	1,682	780	68,234	44,568	211,491

附註：本集團於去年採納會計實務準則第三十號「業務合併」時選擇不重列以往已在儲備中撤銷或（計入）儲備之商譽（負商譽）因此，於二零零一年四月一日前因收購產生之商譽（負商譽）仍列於儲備中，待出售附屬公司或聯營公司或於商譽被確認為須減值時，才於損益表中扣除（計入）。前期調整是更正商譽減值13,025,000港元在採納會計實務準則第三十號時應確認調整而沒有調整。更正後，商譽及累計溢利分別減少13,025,000港元。

Note: In adopting SSAP30 "Business combinations" last year, the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill (negative goodwill) arising on acquisition prior to 1st April, 2001 is held in reserves and will be charged (credited) to income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. The prior year adjustment represents the correction of error in respect of impairment loss amounted to HK$13,025,000 on the goodwill that should have been recognized at the time of adopting SSAP30. After the correction, the goodwill reserves and accumulated profits was each reduced by HK$13,025,000.

28. 儲備－續 28. RESERVES – continued

		股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零二年四月一日	At 1st April, 2002	51,206	37,138	11,571	(3,688)	1,682	780	68,234	44,568	211,491
贖回股份之溢價	Premium on redemption of shares	-	-	-	-	-	-	(3)	-	(3)
贖回股份之折讓	Discount on redemption of shares	-	-	-	-	-	-	539	-	539
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	-	-	(1,701)	1,701	-
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	-	-	-	-	-	1,872	-	-	1,872
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	-	-	-	-	-	899	-	-	899
本年度溢利淨額 *(附註10)*	Net profit for the year *(Note 10)*	-	-	-	-	-	-	61,118	-	61,118
股息	Dividends									
－中期股息	– Interim dividend	-	-	-	-	-	-	(5,374)	-	(5,374)
於二零零三年三月三十一日	**At 31st March, 2003**	**51,206**	**37,138**	**11,571**	**(3,688)**	**1,682**	**3,551**	**122,813**	**46,269**	**270,542**
代表：	Representing:									
於二零零三年三月三十一日扣除建議末期股息後之儲備	At 31st March, 2003 after proposed final dividend									257,141
二零零三年擬派末期股息	2003 final dividend proposed									13,401
										270,542
應歸於：	Attributable to:									
－本公司及附屬公司	– the Company and subsidiaries	51,206	37,138	11,571	(3,688)	1,682	3,740	128,507	46,269	276,425
－聯營公司	– associates	-	-	-	-	-	(189)	(5,694)	-	(5,883)
		51,206	37,138	11,571	(3,688)	1,682	3,551	122,813	46,269	270,542

28. 儲備－續 28. RESERVES – continued

		股份溢價 Share premium 千港元 HK$'000	實繳盈餘 Contributed surplus 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	總計 Total 千港元 HK$'000
本公司	**THE COMPANY**							
於二零零一年四月一日	At 1st April, 2001	50,196	75,263	-	-	73,332	41,204	239,995
由於行使認股權證而發行股份所產生之溢價	Premium arising from issue of shares on exercise of warrants	1,010	-	-	-	-	-	1,010
贖回股份之溢價	Premium on redemption of shares	-	-	-	-	(1,259)	-	(1,259)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	(3,364)	3,364	-
本年度虧損淨額 (附註10)	Net loss for the year (Note 10)	-	-	-	-	(28,464)	-	(28,464)
於二零零二年三月三十一日	At 31st March, 2002	51,206	75,263	-	-	40,245	44,568	211,282
贖回股份之溢價	Premium on redemption of shares	-	-	-	-	(3)	-	(3)
贖回股份之折讓	Discount on redemption of shares	-	-	-	-	539	-	539
回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	-	-	-	-	(1,701)	1,701	-
本年度虧損淨額 (附註10)	Net loss for the year (Note 10)	-	-	-	-	(4,206)	-	(4,206)
股息 一中期股息	Dividends – Interim dividend	-	-	-	-	(5,374)	-	(5,374)
於二零零三年三月三十一日	**At 31st March, 2003**	**51,206**	**75,263**	**-**	**-**	**29,500**	**46,269**	**202,238**
代表：	Representing:							
於二零零三年三月三十一日扣除建議末期股息後之儲備	At 31st March, 2003 after proposed final dividend							188,837
二零零三年擬派末期股息	2003 final dividend proposed							13,401
								202,238

28. 儲備－續

實繳盈餘指本公司於收購附屬公司時所發行股份面值與附屬公司被收購時之賬面淨資產值之差額。

根據百慕達公司法，除累計溢利外，本公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或繳付股息或作出分派：

(a) 作出分派後無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事局認為本公司可供分派之儲備包括實繳盈餘75,263,000港元（二零零二年：75,263,000港元）及累計溢利29,500,000港元（二零零二：40,245,000港元）。

28. RESERVES – continued

The contributed surplus represents the difference between the book value of the underlying net assets of the subsidiaries at the date on which their shares were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition.

In addition to accumulated profits, under the company law in Bermuda, the contributed surplus of a company is also available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,000 (2002: HK$75,263,000) and accumulated profits of HK$29,500,000 (2002: HK$40,245,000).

29. 營運產生之現金 29. CASH GENERATED FROM OPERATIONS

		2003 千港元 HK$'000	2002 千港元 HK$'000
稅前溢利／(虧損)	Profit (loss) before taxation	**61,425**	(39,877)
應佔聯營公司虧損	Share of losses of associates	**379**	1,495
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries	**1,658**	392
重估投資物業之虧損(盈餘)	Deficit (surplus) on revaluation of investment properties	**1,490**	(270)
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**-**	(3,155)
物業、機器及儀器之折舊	Depreciation of property, plant and equipment	**35,580**	33,730
其他投資之股息收入	Dividend income from other investments	**(616)**	(1,122)
回購股份經紀佣金	Brokerage expenses on redemption of shares	**13**	24
銀行及其他貸款利息	Interest on bank and other borrowings	**7,287**	9,042
一租購合約承擔之利息	Interest on obligations under a hire purchase contract	**17**	24
利息收入	Interest income	**(119)**	(1,187)
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities	**6,500**	2,965
發展中物業(回撥)已確認減值虧損	Impairment loss (written back) recognised in respect of properties under development	**(4,656)**	3,155
出售物業、機器及儀器之收益	Gain on disposal of property, plant and equipment	**(115)**	(108)
外滙滙率變動	Effect of foreign exchange rate change	**2,771**	(1,231)
存貨(增加)減少	(Increase) Decrease in inventories	**(29,029)**	13,678
應收賬項、按金及預付款項增加	Increase in debtors, deposits and prepayments	**(20,883)**	(44,439)
其他投資減少	Decrease in other investments	**11,808**	41,369
衍生工具投資減少	Decrease in investments in derivative instruments	**-**	2,933
應收聯營公司賬項增加(減少)	Increase (Decrease) in amounts due from associates	**649**	(3,649)
應付賬項及應計費用增加	Increase in creditors and accrued charges and customers' deposit	**14,373**	56,750
應付聯營公司賬項減少	Decrease in amount due to an associate	**-**	(467)
營運產生之現金	*Cash generated from operations*	**88,532**	70,052

30. 現金及現金等值結存之分析 30. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

		2003 千港元 HK$'000	2002 千港元 HK$'000
銀行結存及現金	Bank balances and cash	**55,853**	23,180
銀行透支	Bank overdrafts	**(5,491)**	(1,518)
		50,362	21,662

31. 共同控制營運業務之權益 31. INTEREST IN JOINTLY CONTROLLED OPERATIONS

於去年，本公司之全資附屬公司Niceday Company Limited（「Niceday」）與一間獨立第三者公司茂名市建築工程總公司（「中國合營公司」）簽訂協議，除地下層外，共同發展一項命名為富臨花園之商住物業。Niceday可分佔售樓收入的56%。

In 2002, Niceday Limited ("Niceday"), a wholly-owned subsidiary of the Company, entered into an agreement with 茂名市建築工程總公司 ("PRC joint venture party"), an independent third party, for the re-development of properties under development into a residential and commercial complex known as Fortune Garden, excluding the basement level. Niceday is entitled to 56% of the proceeds from property sales.

於二零零三年三月三十一日，本集團在財務報告中已確認在該項共同控制營運業務之總資產及總負債應佔權益之數額如下：—

At 31st March, 2003, the aggregate amount of assets and liabilities recognised in the Group's financial statements in relation to the interest in jointly controlled operation is as follows:

		2003 千港元 HK$'000	2002 千港元 HK$'000
資產	Assets	**37,859**	29,000
負債	Liabilities	**–**	–
可分配與集團之業績	Result attributable to the Group	**–**	–

32. 未作提撥準備之遞延稅項

本集團於本年度潛在之遞延稅項2,400,000港元（二零零二年：6,436,000港元）指折舊、稅務虧損及其他時間差異之稅務影響。

因於未能確定稅務虧損能否於可見未來變現，故此在財務報告內，並無確認由稅務虧損產生之遞延稅項資產。

於年結日，財務報告中未撥出準備之潛在遞延稅項資產（負債）淨額分析如下：

32. UNPROVIDED DEFERRED TAXATION

The potential deferred taxation charge of the Group for the year amounted to HK$2,400,000 (2002: HK$6,436,000) which represents the tax effect of timing differences in respect of depreciation, taxation losses and other timing difference.

A potential deferred tax asset has not been recognised in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

At the balance sheet date, the net amount of potential deferred taxation asset (liability) not provided for in the financial statements is analysed as follows:

		本集團 The Group	
		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
時間差異之稅務影響源自：	Tax effect of timing differences attributable to:		
可用作抵消未來應課稅溢利之稅務虧損： －香港附屬公司	Taxation losses available to relieve future assessable profit: – Hong Kong subsidiaries	**38,207**	39,975
稅務折舊免稅額超出財務報告之折舊數額	Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**(8,528)**	(7,896)
其他時間差異	Other timing difference	**40**	40
		29,719	32,119

本集團之物業因重估而引致之盈餘，因日後出售之溢利沒有稅務效益，故不會構成稅務上之時間差異。

The surplus arising on valuation of the Group's properties does not constitute a timing difference for tax purposes as any profit realised on their subsequent disposal would not be subject to taxation.

於年結日，本公司並沒有重大未撥出準備之遞延稅項。

At the balance sheet date, the Company had no significant unprovided deferred taxation.

33. 資本承擔 33. CAPITAL COMMITMENTS

		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
已簽約但未在財務報告中撥備之物業、廠房及設備之資本費用	Capital expenditure contracted for but not provided in the financial statements		
一物業、機器及儀器	– property, plant and equipment	**7,819**	3,384
一物業發展計劃	– property development project	**–**	4,673
		7,819	8,057

於年結日，本公司並無任何資本承擔。

At the balance sheet date, the Company did not have any capital commitments.

34. 或然負債 34. CONTINGENT LIABILITIES

		本集團 The Group		本公司 The Company	
		2003	2002	**2003**	2002
		千港元	*千港元*	***千港元***	*千港元*
		HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
可追索之銀行貼現票據	Bills discounted with recourse	**5,884**	3,829	**–**	–
就附屬公司取得信貸而向銀行、一供應商及一融資機構作出之擔保	Guarantees given to banks, a supplier and a financial institution in respect of credit facilities granted to subsidiaries	**–**	–	**673,733**	681,113
附屬公司已動用由本公司作擔保之信貸	Facilities utilised by the subsidiaries guaranteed by the Company	**–**	–	**100,964**	98,956
向銀行提供信貸擔保給與發展中物業之買家按揭借款	Guarantee given to banks in respect of mortgage loans of the buyers of the property under development	**5,680**	–	**–**	–

35. 營運租賃承擔 OPERATING LEASE COMMITMENTS

本集團作為承租人

於年結日，本集團於下列期間屆滿前不可撤銷之已承租物業營運租約之最低租金承擔如下：

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		本集團 The Group	
		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
一年內	Within one year	**2,596**	1,928
第二至第五年內	In the second to fifth years inclusive	**3,999**	4,944
超過五年	Over five years	**3,316**	3,523
		9,911	10,395

營運租約付款指本集團之辦公室及廠房物業之應付租金。租約乃經磋商後釐定，平均年期為二十五年。租金於租約期內是固定的。

Operating lease payments represent rentals payable by the Group for its office and factory premises. Leases are negotiated for an average term of 25 years and rentals are fixed over the lease terms.

本集團作為出租人

持有之物業已與租客簽訂未來二年之租約。本集團與租客簽訂於下列期間屆滿前不可撤銷之營運租約應收取之未來最低租金：

The Group as lessor

The properties held have committed tenants for the next two years. The Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2003	2002
		千港元	*千港元*
		HK$'000	*HK$'000*
一年內	Within one year	**2,674**	2,523
第二至第五年內	In the second to fifth years inclusive	**2,306**	2,247
		4,980	4,770

36. 資產抵押

於年結日，本集團抵押若干資產作為一般信貸服務及經紀股票按揭戶口之擔保。該等資產之大約賬面值如下：

36. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following approximate carrying values to secure the general credit facilities granted to the Group and the margin accounts with brokers:

		2003 千港元 HK$'000	2002 千港元 HK$'000
投資物業	Investment properties	**30,160**	31,480
其他物業	Other properties	**42,030**	42,750
已貼現應收賬項結餘	Factored debtor balances	**51,667**	26,472
其他投資之賬面值	Other investments at carrying value	**14,984**	29,178
包括於應收賬項、按金及預付款項中之股票抵押按金	Margin deposits with brokers as included under debtors, deposits and prepayments	**4,709**	7,108

37. 退休福利計劃

本集團參與根據香港政府施行之強制性公積金計劃（「強積金」）。自損益表扣除之強積金退休計劃供款指本集團按計劃所規定之比率作出之應付供款。

受僱於中國之附屬公司之僱員是中國政府國家管理之退休福利計劃之成員。該等中國之附屬公司需要按工資若干百份比向福利基金供款。集團對有關退休福利計劃之責任只限於該計劃所規定供款額作出供款。

於二零零二年及二零零三年三月三十一日，員工離開該等退休福利計劃並無產生重大沒收供款，以減低於未來數年之應付供款。

37. RETIREMENT BENEFITS SCHEME

The Group participates in the Mandatory Provident Fund ("MPF") Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF scheme.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

At 31st March, 2002 and 2003, there were no significant forfeited contributions, which arose upon employees leaving the retirement benefits schemes, available to reduce the contributions payable by the Group in the future years.

38. 有關連人士交易

於本年度內，本集團與聯營公司進行了以下重要交易：

38. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with associates:

		2003 **千港元** **HK$'000**	2002 千港元 HK$'000
本集團收到之利息收入	Interest income received by the Group	–	429
本集團支付之佣金收入	Commission income paid by the Group	–	636
本集團之銷售	Sales by the Group	–	1,979

以上交易之價格由董事依據與無關連第三者相類似交易之現行市場利率或價格而釐定。

The prices of the above transactions were determined by the directors with reference to the prevailing market rates or prices for similar transactions with unrelated third parties.

此外，本集團於二零零三年三月三十一日應收聯營公司賬項之結餘，其詳情已載於附註19。

In addition, at 31st March, 2003, the Group had outstanding amount due from associates, details of which are set out in note 19.

劉錫康先生，本集團主要股東，為本公司之一項非上市證券投資之減值提供個人擔保額達一千伍佰萬港元。

Mr. Lau Sak Hong, Philip, a major shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted investment in securities to the extent of HK$15 million.

39. 主要附屬公司

於二零零三年三月三十一日，本公司之主要附屬公司詳情如下：

39. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st March, 2003 are as follows:

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
銳歡有限公司 ACME Delight Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Cosmo Communications Corporation	美國／加拿大 United States of America/Canada	1,571,000美元 US$1,571,000	91.4%	銷售電子產品及投資控股 Trading in electrical appliances and investment holding
永堅有限公司 Ever Solid Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
Gladman Investments Pte. Limited	新加坡／香港 Republic of Singapore/ Hong Kong	2新加坡元 S$2	100%	提供行政服務 Provision of administrative services
廣州星輝電子制造有限公司 Starfair Manufacturing (Panyu) Company Limited	中華人民共和國 People's Republic of China	26,300,000港元* HK$26,300,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
高力勤實業有限公司 Korrigan Industrial Holdings Limited	香港 Hong Kong	25,000,000港元 HK$25,000,000	100%	投資控股 Investment holding
高力勤國貿有限公司 Korrigan Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	電視產品貿易 Trading in television sets
智輝企業有限公司 Master Light Enterprises Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
妙勤企業有限公司 Merrygain Holding Company Limited	香港 Hong Kong	5,000,000港元 HK$5,000,000	96%	物業投資 Property investment
Newstar.com Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
美日有限公司 Niceday Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股及物業發展 Investment holding and property development
Nice States Investment Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
廣捷有限公司 Noble Win Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
番禺星輝電器制造有限公司 Panyu Starfair Electronics Manufacturing Company Limited	中華人民共和國 People's Republic of China	21,500,000港元* HK$21,500,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
番禺恒敏塑膠制品有限公司 Panyu Success Base Plastic Company Limited	中華人民共和國 People's Republic of China	20,000,000港元* HK$20,000,000*	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Sheen United Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
深圳升岡電子有限公司 Shenzhen Starlight Electronics Co. Ltd.	中華人民共和國 People's Republic of China	60,000,000港元* HK$60,000,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
深圳永堅電子有限公司 Shenzhen Yongjian Electronics Co. Ltd.	中華人民共和國 People's Republic of China	6,200,000港元* HK$6,200,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
照達投資有限公司 Starlight Exports Limited (formerly known as Shinning Start Investment Limited)	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
Skylight Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
SIH Limited	英屬維爾京群島 British Virgin Islands	10,000港元 HK$10,000	100%	投資控股 Investment holding
星熙發展有限公司 Starlight Video Limited (formerly known as Singhale Development Limited)	香港 Hong Kong	4港元 HK$4	100%	為集團公司提供委托服務 Provision of nominee services for group companies
升岡市場推廣有限公司（前稱「六正發展有限公司」） Starlight Marketing Limited (formerly known as Sixlights Development Limited)	香港 Hong Kong	2港元 HK$2	100%	證券買賣 Securities trading
星輝電子有限公司 Star Fair Electronics Company Limited	香港 Hong Kong	15,090,000港元 HK$15,090,000	100%	電子產品貿易 Trading in electronic products
Star Fair Manufacturing Company Limited	Jersey/中華人民共和國 Jersey/People's Republic of China	12英磅 £12	100%	電子產品及塑膠產品製造及銷售 Manufacture and sale of electronic and plastic products

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
Star Legend Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Star Legend Offshore Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡電子有限公司 Star Light Electronics Company Limited	香港 Hong Kong	13,000,000港元 HK$13,000,000	100%	電子產品貿易 Trading in electronic products
星葉發展有限公司 Starleaf Development Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
澳門升岡電子有限公司 Starlight Electronics (Macau) Limited	澳門 Macau	2,500,000澳門葡幣 MOP2,500,000	100%	集團公司代理 Agent for group companies
珠海市升岡電子有限公司 Starlight Electronics Company (Zhuhai) Limited	中華人民共和國 People's Republic of China	10,000,000港元* HK$10,000,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
Starlight eTech (Holdings) Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡集團有限公司 Starlight Industrial Holdings Limited	香港 Hong Kong	73,920,192港元 HK$73,920,192	100%	投資控股 Investment holding
Starlight Manufacturers Limited	Jersey/中華人民共和國 Jersey/People's Republic of China	100,000港元 HK$100,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
升岡市場拓展有限公司 Starlight Marketing Development Limited	香港 Hong Kong	2港元 HK$2	100%	電子產品推銷 Marketing in electronic products

39. 主要附屬公司－續 39. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
Starlight Overseas Marketing Limited	毛里求斯共和國 Republic of Mauritius	1美元 US$1	100%	電子產品貿易 Trading in electronic products
升岡科研有限公司 Starlight R&D Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	物料採購及提供工程服務 Material sourcing and provision of engineering services
演富投資有限公司 Starshow Investment Limited	香港 Hong Kong	2港元 HK$2	100%	為集團公司提供委托服務 Provison of nominee services for group companies
恆敏實業有限公司 Success Base Industries Limited	香港 Hong Kong	4,000,000港元 HK$4,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Top Spring Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
番禺富臨花園房地產有限公司	中華人民共和國 People's Republic of China	38,000,000港元* RMB38,000,000*	100%	物業發展 Property development

* 廣州星輝電子制造有限公司、番禺星輝電器制造有限公司、番禺恆敏塑膠制品有限公司、深圳升岡電子有限公司、深圳永堅電子有限公司、珠海市升岡電子有限公司及番禺富臨花園房地產有限公司於二零零三年三月三十一日之已繳註冊資本分別為26,300,000港元、17,000,000港元、20,000,000港元、59,309,231港元、4,431,034港元、10,000,000港元及31,750,000人民幣。

* The registered capital of Starfair Manufacturing (Panyu) Company Limited, Panyu Starfair Electronics Manufacturing Company Limited, Panyu Success Base Plastic Company Limited, Shenzhen Starlight Electronics Co. Ltd., Shenzhen Yongjian Electronics Co. Ltd., Starlight Electronics Company (Zhuhai) Limited and 番禺富臨花園房地產有限公司 were paid up to HK$26,300,000, HK$17,000,000, HK$20,000,000, HK$59,309,231, HK$4,431,034, HK$10,000,000 and RMB31,750,000 respectively as at 31st March, 2003.

39. 主要附屬公司－續

董事局認為上述所列本集團之附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部份。董事局認為如提供其他附屬公司之詳請，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他之附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何借貸資本結餘。

40. 比較數字

部份比較數字如其他收益，未作提撥準備之遞延稅項及資產抵押已重新分類以符合今年度之呈報。

39. PRINCIPAL SUBSIDIARIES – continued

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiary had any loan capital outstanding at the end of the year, or at any time during the year.

40. COMPARATIVE FIGURES

Certain comparative figures like other operating income, unprovided deferred taxation and pledge of assets have been reclassified to conform with the current year's presentation.

業績 RESULTS

		截至三月三十一日止年度 Year ended 31st March,				
		1999	2000	2001	2002	**2003**
		千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	千港元 HK$'000	**千港元 HK$'000**
營業額	TURNOVER	1,216,257	1,315,842	1,325,555	932,781	**1,379,372**
經營溢利（虧損）	PROFIT (LOSS) FROM OPERATIONS	56,400	112,731	(37,498)	(29,316)	**69,108**
融資成本	FINANCE COSTS	(8,435)	(6,157)	(13,909)	(9,066)	**(7,304)**
應佔聯營公司業績	SHARE OF RESULTS OF ASSOCIATES	(1,078)	(1,187)	(701)	(1,495)	**(379)**
其他非經營項目	OTHER NON-OPERATING ITEMS	(11,670)	(2,924)	–	–	**–**
除稅前經常業務溢利（虧損）	PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION	35,217	102,463	(52,108)	(39,877)	**61,425**
稅項	TAXATION	(2,084)	(2,472)	(1,454)	(242)	**(218)**
未扣除少數股東權益前溢利（虧損）	PROFIT (LOSS) BEFORE MINORITY INTERESTS	33,133	99,991	(53,562)	(40,119)	**61,207**
少數股東權益	MINORITY INTERESTS	716	287	759	287	**(89)**
本年度溢利（虧損）淨額	NET PROFIT (LOSS) FOR THE YEAR	33,849	100,278	(52,803)	(39,832)	**61,118**

資產及負債 ASSETS AND LIABILITIES

		1999 千港元 HK$'000 (重列) (restated)	2000 千港元 HK$'000 (重列) (restated)	於三月三十一日 At 31st March, 2001 千港元 HK$'000	2002 千港元 HK$'000	**2003 千港元 HK$'000**
投資物業	INVESTMENT PROPERTIES	47,560	46,610	44,980	45,250	**43,760**
物業、機器及儀器	PROPERTY, PLANT AND EQUIPMENT	218,976	218,422	234,320	241,180	**251,244**
發展中物業	PROPERTIES UNDER DEVELOPMENT	34,000	32,000	32,000	29,000	**37,859**
商譽	GOODWILL	–	–	–	16,183	**14,525**
負商譽	NEGATIVE GOODWILL	–	–	–	(3,844)	**(3,844)**
聯營公司權益	INTEREST IN ASSOCIATES	2,168	998	9,955	2,663	**2,384**
證券投資	INVESTMENTS IN SECURITIES	–	1,040	38,646	32,681	**26,181**
流動資產淨值	NET CURRENT ASSETS	252,383	322,755	207,106	136,881	**176,534**
		555,087	621,825	567,007	499,994	**548,643**
融資來源:	Financed by:					
股本	SHARE CAPITAL	214,960	208,485	269,320	269,323	**268,742**
已收認購股份款項	SUBSCRIPTION MONEY RECEIVED	–	–	4,377	–	**-**
儲備	RESERVES	298,006	370,987	252,785	211,491	**257,141**
擬派末期股息	PROPOSED FINAL DIVIDENDS	10,376	18,223	–	–	**13,401**
股東資金	SHAREHOLDERS' FUNDS	523,342	597,695	526,482	480,814	**539,284**
一年後到期之貸款	BORROWINGS – AMOUNT DUE AFTER ONE YEAR	21,410	13,950	31,240	18,600	**8,750**
少數股東權益	MINORITY INTERESTS	10,335	9,959	9,110	458	**547**
一年後到期之財務租賃及租購合約承擔	OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS – AMOUNT DUE AFTER ONE YEAR	–	221	175	122	**62**
		555,087	621,825	567,007	499,994	**548,643**

註: 一九九九、二零零零年之數額因在二零零二年採納會計實務準則第九號(經修訂)「結算日後事項」而已經作出重列。

Note: The figures for 1999 and 2000 have been restated as a result of adoption of the Statement of Standard Accounting Practice 9 (Revised) "Events after the balance sheet date" in 2002.

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積（平方呎） Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街十八號廣旅集團大廈十三樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道九十五號統一中心二十六樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號城都工業大廈十八樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號城都工業大廈十二樓之前部 The front portion of 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	4,970	工業 Industrial	96%	長年期租約 Long leases

發展中物業 Properties under development	樓面面積（平方呎） Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group
番禺石碁鎮岐山路八號，221及36地段	696,331	商用及住宅 Commercial and Residential	56%

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)

Annual Report 2003 年報